2017 First Quarter Report
Three months ended April 30, 2016

Table of Contents

Highlights	1
Management’s Discussion and Analysis	3
Condensed Consolidated Balance Sheets	35
Condensed Consolidated Interim Statements of (Loss) Income	36
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income	37
Condensed Consolidated Interim Statements of Changes in Equity	38
Condensed Consolidated Interim Statements of Cash Flows	39
Notes to Condensed Consolidated Interim Financial Statements	40

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

Highlights

(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

(1)

The term “Adjusted EBITDA” does not have a standardized meaning according to International Financial Reporting Standards (“IFRS”). The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization, and Adjusted EBITDA removes the effects of impairment charges, foreign exchange gains (losses) and exploration costs from EBITDA. See “Non-IFRS Measures” for additional information.

(2)

The term “free cash flow” does not have a standardized meaning according to IFRS. The Company defines free cash flow as cash provided from (used in) operating activities, less sustaining capital expenditures and less development capital expenditures. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

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First Quarter Fiscal 2017 Highlights

•

Sales – First quarter sales of $178.3 million reflected improved diamond prices from the beginning of the year and a successful tender held in February, which also resulted in a sales mix favouring lower priced diamonds.

•

Adjusted EBITDA – First quarter Adjusted EBITDA of $54.3 million remained positive due to reduced mine operating costs as a result of operational efficiencies and the weaker Canadian dollar in the quarter compared to the prior year. Adjusted EBITDA was negatively impacted primarily by a lower value product mix prior to the initial sale of diamonds recovered from Misery Main late in the fiscal year.

•

Gross Margins – Consolidated negative gross margin of $18.8 million for the quarter was a result of the sale of a lower value product mix at both mines, and also an impairment of available-for-sale inventory from the Ekati Diamond Mine in the amount of $19.6 million ($0.15 per share after tax). Margins were also impacted by an increase in non-cash costs in cost of sales as a result of unit-of- production depreciation taken on Misery and Pigeon capitalized stripping.

•

Profit (Loss) Before Income Taxes and Net (Loss) Income – First quarter loss before income taxes of $35.9 million and consolidated net loss attributable to shareholders of $1.0 million or negative $0.01 per share for the quarter were impacted by the inventory impairment in the amount of $19.6 million ($0.15 per share after tax) taken at the Ekati Diamond Mine, and by a foreign exchange impact on income tax resulting in an income tax recovery of $21.6 million or $0.25 per share.

•	Production –

o	Changes to the prioritization of mining activities during the quarter allowed for earlier access to Misery Main ore. Commercial production was declared for Misery Main in May, ahead of plan.
o	Tonnage processed at Ekati was 6% ahead of plan although recovered grade was below modelled grade for Misery and Pigeon ore due to dilution of initial material processed.
o

Diavik tonnage processed during the quarter was positively impacted by less process plant downtime for maintenance and ore blends, leading to a 26% increase in carats recovered compared to the same period of the prior year.

•	Development and Exploration Projects –

o	The Jay Project Environmental Assessment was approved in May.
o	The development of the A-21 pipe continues to progress according to plan.
o	Exploratory drilling beneath the Fox open pit (“Fox Deep”) was completed and processing of the samples is planned to be completed later this summer.

•	Balance Sheet – The Company has a strong balance sheet with total unrestricted cash resources of $226.5 million and $210 million is available under its revolving credit facility.

Market Commentary
Market conditions in the rough diamond market during the first quarter improved significantly as inventories were replenished by manufacturers in response to a positive retail season at the end of calendar 2015. Consequently, the downward pressures on prices faced last year were reversed, which bodes well for more stable market conditions in fiscal 2017.

The U.S. jewelry market was at the forefront of demand growth during the period and, despite the impact of uncertain economic growth on sentiment, sales in mainland China remained reasonably steady; conversely, the Hong Kong and Macau markets faced considerable headwinds. Other major retail markets were mixed, with some more resilient in local currency terms but adversely impacted by the strong U.S. dollar.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

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Management’s Discussion and Analysis

PREPARED AS OF JUNE 8, 2016 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

Basis of Presentation
The following is management’s discussion and analysis (“MD&A”) of the results of operations for Dominion Diamond Corporation for the three months ended April 30, 2016, and its financial position as at April 30, 2016. This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements prepared in accordance with International Accounting Standards 34 (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and should be read in conjunction with the unaudited interim condensed consolidated financial statements and related notes thereto for the three months ended April 30, 2016 and with the audited consolidated financial statements for the year ended January 31, 2016. These consolidated financial statements are expressed in United States dollars, which is the functional currency of the Company. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to (i) “first quarter”, “Q1 2017” and “Q1 fiscal 2017” refer to the three months ended April 30, 2016; (ii) “Q1 fiscal 2016” and “Q1 2016” refer to the three months ended April 30, 2015.

Caution Regarding Forward-Looking Information
Certain information included in this MD&A constitutes forward-looking information within the meaning of Canadian and United States securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modelled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information relates to management’s future outlook and anticipated events or results, and can include statements or information regarding plans for mining, development, production and exploration activities at the Company’s mineral properties, projected capital expenditure requirements, liquidity and working capital requirements, estimated production from the Ekati Diamond Mine and Diavik Diamond Mine, expectations concerning the diamond industry, and expected cost of sales, cash operating costs and gross margin. Forward-looking information included in this MD&A includes the current production forecast, cost of sales, cash cost of production, and gross margin estimates and planned capital expenditures for the Diavik Diamond Mine and other forward-looking information set out under “Diavik Operations Outlook”, and the current production forecast, cost of sales, cash cost of production, and gross margin estimates and planned capital expenditures for the Ekati Diamond Mine and other forward-looking information set out under “Ekati Operations Outlook”.

Forward-looking information is based on certain factors and assumptions described below and elsewhere in this MD&A, including, among other things, the current mine plans for each of the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Company’s mineral properties; the timely receipt of required regulatory approvals; mining methods; currency exchange rates; estimates related to the capital expenditures required to bring the Jay pipe and the A-21 pipe into production; required operating and capital costs, labour and fuel costs, world and US economic conditions, future diamond prices, and the level of worldwide diamond production. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties that could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations; risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures; risks associated with the estimates related to the capital expenditures required to bring the Jay pipe and the A-21 pipe into production; the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities; risks associated with the remote location of, and harsh climate at, the Company’s mineral property sites; variations in mineral resource and mineral reserve estimates or expected recovery rates; failure of plant, equipment or processes to operate as anticipated; risks resulting from the Eurozone financial crisis and macroeconomic uncertainty in other financial markets; risks associated with regulatory requirements and the ability to obtain all necessary regulatory approvals; the risk that diamond price assumptions may prove to be incorrect; modifications to existing practices so as to comply with any future permit conditions that may be imposed by regulators; delays in obtaining approvals and lease renewals; the risk of fluctuations in diamond prices and changes in US and world economic conditions; uncertainty as to whether dividends will be declared by the Company’s Board of Directors or whether the Company’s dividend policy will be maintained; the risk of fluctuations in the Canadian/US dollar exchange rate; and cash flow and liquidity risks. Please see page 26 of this MD&A, as well as the Company’s current Annual Information Form, available at www.sedar.com and www.sec.gov, for a discussion of these and other risks and uncertainties involved in the Company’s operations. Actual results may vary from the forward-looking information.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

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Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A – they should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to do so, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law.

Business Overview
Dominion Diamond Corporation (the “Company”) is focused on the mining and marketing of rough diamonds to the global market. The Company supplies rough diamonds to the global market from its operation of the Ekati Diamond Mine (in which it owns a controlling interest) and its 40% ownership interest in the Diavik Diamond Mine. Both mineral properties are located at Lac de Gras in Canada’s Northwest Territories.

The Company controls the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Toronto and Yellowknife, Canada, Mumbai, India, and Antwerp, Belgium. The Company acquired its initial interest in the Ekati Diamond Mine on April 10, 2013. The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential, such as the Jay kimberlite pipe and the Lynx kimberlite pipe. The Company controls and consolidates the Ekati Diamond Mine; the interests of minority shareholders are presented as non-controlling interests in the consolidated financial statements.

The Company has an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%), a wholly owned subsidiary of the Company, where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine and DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England. The Company receives 40% of the diamond production from the Diavik Diamond Mine.

In January 2016, the management committee of the Buffer Zone approved a program and budget for the Buffer Zone for fiscal year 2017. In March 2016, Archon Minerals Limited (“Archon”) provided notice to DDEC, the operator of the Buffer Zone, of its objection to certain elements of the fiscal 2017 program and budget, and indicated that it was only prepared to contribute to certain portions of the program and budget. Accordingly, the Company has elected to fund all of the cash calls for those elements of the fiscal 2017 program and budget that will not be funded by Archon, and Archon’s participating interest in the Buffer Zone has been correspondingly diluted in the second quarter. Archon has asserted that its objection to the fiscal 2017 program and budget was based on its position that certain proposed expenditures in the fiscal 2017 program and budget were in breach of the terms of the Buffer Zone Joint Venture agreement, and as such, the management committee of the Buffer Zone was not permitted to approve those aspects of the fiscal 2017 program and budget. Accordingly, Archon has disputed the Company’s dilution of Archon’s participating interest in the Buffer Zone.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

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CONSOLIDATED FINANCIAL HIGHLIGHTS
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)
(unaudited)

		Three months
	Three months	ended
	ended	April 30,
	April 30,	2015
	2016	(Restated)(i)
Sales	$178.3	$187.7
Cost of sales	197.1	163.6
Gross margin	(18.8)	24.1
Gross margin (%)	(10.6)%	12.9%
Selling, general and administrative expenses	8.0	8.8
Operating (loss) profit	(26.9)	15.4
Financing expense	(2.5)	(2.9)
Exploration expense	(3.6)	(5.2)
Finance and other (loss) income	0.4	0.1
Foreign exchange (loss) gain	(3.4)	1.2
(Loss) profit before income taxes	(35.9)	8.5
Royalty tax (recovery) expense	(5.3)	0.4
Income tax recovery	(25.3)	(3.3)
Net (loss) income attributable to shareholders	(1.0)	12.0
Earnings (loss) per share attributable to shareholders(ii)	(0.01)	0.14
Adjusted EBITDA(iii)	54.3	60.8
Adjusted EBITDA margin (%)(iii)	30%	32%
Free cash flow(iii)	(89.9)	(93.6)
Capital expenditures	148.8	68.0
Depreciation and amortization	61.1	45.5
(i)

Prior year figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the condensed consolidated interim financial statements for the three months ended April 30, 2016 and the consolidated financial statements for the year ended January 31, 2016.

(ii)	Earnings per share for the first quarter increased by $0.25 per share (Q1 2016 – $0.12 per share) due to the impact of foreign exchange on tax expense.
(iii)	The terms “Adjusted EBITDA”, “Adjusted EBITDA margin” and “free cash flow” do not have standardized meanings according to IFRS. See “Non-IFRS Measures” for additional information.

Three Months Ended April 30, 2016, Compared to Three Months Ended April 30, 2015
CONSOLIDATED SALES
Consolidated sales for the first quarter totalled $178.3 million (Q1 fiscal 2016 – $187.7 million), consisting of Ekati Diamond Mine rough diamond sales of $105.1 million (Q1 fiscal 2016 – $127.4 million) and Diavik rough diamond sales of $73.1 million (Q1 fiscal 2016 – $60.4 million).

The Company expects the results for its mining operations will fluctuate depending on the seasonality of production at its mineral properties; the number of sales events conducted during the quarter; rough diamond prices; and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. See the “Segmented Analysis” section for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s cost of sales includes costs associated with mining and rough diamond sorting activities. Consolidated cost of sales and gross margin in the current quarter were negatively impacted by a $19.6 million impairment of available-for-sale inventory from the Ekati Diamond Mine, lower achieved diamond prices, and an expected shift in the Ekati Diamond Mine plan from higher value production from the Koala, Koala North and Fox ore bodies to lower value material from Misery Satellites and COR.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

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CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, professional fees, consulting and travel. SG&A decreased by $0.7 million over Q1 fiscal 2016 partially as a result of decreased salaries and employee benefits.

CONSOLIDATED FINANCE EXPENSE
Finance expense in the first quarter decreased by $0.4 million over Q1 fiscal 2016 mainly as a result of fluctuations in the accretion expense of the Company’s asset retirement obligation (“ARO”). The ARO liabilities are the associated costs relating to site closure, restoration and reclamation activities. The ARO liabilities are denominated in Canadian dollars and are translated to US dollars at the period-end exchange rate.

CONSOLIDATED EXPLORATION EXPENSE
The exploration program and related expenses for Q1 fiscal 2017 focused primarily on work performed at “Fox Deep” (underground) within the Core Zone at the Ekati Diamond Mine. Exploration costs were in the amount of $3.6 million (Q1 fiscal 2016 – $5.2 million) and were incurred for drilling, with the objective to better understand the grade of ore of the existing resource which is located at the bottom of the existing pit. With the completion of the Jay Project Pre-feasibility Study, and subsequently the Sable Pre-feasibility Study which established probable reserves for both kimberlite pipes, the Company has been capitalizing costs related to these development assets in accordance with the Company’s accounting policies.

CONSOLIDATED FINANCE AND OTHER INCOME (LOSS)
Finance and other income increased by $0.3 million compared to Q1 fiscal 2016.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange loss of $3.4 million was recognized during the first quarter (Q1 fiscal 2016 – gain of $1.2 million). The Company does not currently have any foreign exchange derivative instruments outstanding.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax recovery of $30.6 million during the first quarter (Q1 fiscal 2016 – $2.9 million). Included in the net income tax recovery is a net Northwest Territories mining royalty recovery of $5.3 million (Q1 fiscal 2016 – $0.4 million expense). The Company’s combined Canadian federal and provincial statutory income tax rate for the quarter was 26.5% (Q1 fiscal 2016 – 26.5%) . There are a number of items that can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax at rates different than the statutory rate and unrecognized tax benefits. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin, a substantial portion of which is denominated in Canadian dollars. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the first quarter, foreign currency exchange rate fluctuations resulted in a $21.6 million (Q1 fiscal 2016 – $9.9 million) decrease in the Company’s net income tax expense.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

NET (LOSS) INCOME ATTRIBUTABLE TO SHAREHOLDERS
Included in net loss attributable to shareholders was the foreign exchange impact on income tax expense. The strengthening of the Canadian dollar relative to the US dollar during the quarter resulted in additional income tax recovery of $21.6 million or $0.25 per share (Q1 fiscal 2016 – $9.9 million or $0.12 per share); with $16.8 million of recovery or $0.20 per share for the quarter (Q1 fiscal 2016 – $11.4 million of recovery or $0.13 per share) relating to revaluations of foreign currency non-monetary items and of the deferred tax liability, both of which are non-cash items.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

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Segmented Analysis
The operating segments of the Company include the Ekati Diamond Mine, the Diavik Diamond Mine and the Corporate segment. The Corporate segment captures costs not specifically related to operating the Ekati and Diavik mines.

EKATI DIAMOND MINE (100% SHARE)
(expressed in millions of United States dollars, except per share, per tonne or per carat amounts and where otherwise noted)
(unaudited)

		Three months
	Three months	ended
	ended	April 30,
	April 30,	2015
	2016	(Restated)(ii)
Sales	$105.1	$127.4
Carats sold (000s)	1,545	709
Cost of sales	137.0	114.0
Gross margin	(31.8)	13.4
Gross margin (%)	(30.3)%	10.5%
Average price per carat	68	180
Selling, general and administrative expenses	0.8	1.4
Operating profit (loss)	(32.6)	12.0
Finance expenses	(1.4)	(2.3)
Exploration costs	(3.6)	(5.2)
Finance and other income	0.4	0.2
Foreign exchange gain (loss)	(17.5)	(3.5)
Segmented profit (loss) before income taxes	(54.8)	1.2
Cash cost of production(i)	74.3	83.0
Cash cost per tonne processed(i)	76.5	97.3
Non-cash cost per tonne processed(i)	35.7	38.8
Cash cost per carat(i)	70.1	104.9
Adjusted EBITDA(i)	25.9	40.7
Adjusted EBITDA margin (%)(i)	25%	32%
Capital expenditures	122.5	55.0
Depreciation and amortization	38.9	28.6
(i)

The terms “cash cost of production”, “cash cost per tonne processed”, “non-cash cost per tonne processed”, “cash cost per carat”, “Adjusted EBITDA” and “Adjusted EBITDA margin” do not have standardized meanings according to IFRS. See “Non-IFRS Measures” for additional information.

(ii)

Figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the condensed consolidated interim financial statements for the three months ended April 30, 2016 and the consolidated financial statements for the year ended January 31, 2016.

Three Months Ended April 30, 2016, Compared to Three Months Ended April 30, 2015
EKATI SALES
The $22.3 million decrease in sales for Q1 fiscal 2017 was primarily due to a change in the ore mix, with more production coming from lower value sources including sales of lower value year-end carats being sold from inventory. Excluded from sales recorded in the first quarter were 0.1 million carats produced from Misery Main and Pigeon pipes during the pre-commercial production period for proceeds of $4.4 million (Q1 fiscal 2016 – $6.9 million, as a result of pre-commercial production from Misery Main, South & Southwest). The increase in number of carats sold and decrease in average price per carat reflects the sale of a significant amount of lower-than-average priced inventory that had been held back in fiscal 2016 due to market conditions.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

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EKATI COST OF SALES AND GROSS MARGIN
Gross margin decreased from $13.4 million to negative $31.8 million at the Ekati Diamond Mine primarily due to an available-for-sale inventory impairment charge of $19.6 million recorded in cost of sales in Q1 fiscal 2017. The impairment represents the excess of the inventoried cash and non-cash costs over net realizable value, or the amount the Company realized or expected to realize upon final sorting, valuation and subsequent sale of this inventory in Q2 fiscal 2017. The impairment resulted from first quarter production having a relatively high proportion of Misery South & Southwest material. Also, due to Misery South & Southwest material being higher grade but lower value, carat production remained relatively high in the first quarter, but upon completion of the sorting and valuation process, the average value of production was lower than expected.

The decrease in gross margin was also due to the expected shift in the mine plan beginning in fiscal 2016 from higher value production from the Koala, Koala North and Fox ore bodies to lower value material from Misery Satellites and COR, while pre-stripping is being completed in the higher value Misery Main open pit. Misery Main commenced commercial production in May 2016 and initial sales are expected in late Q2 fiscal 2017. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the volume, size and quality distribution of rough diamonds sold by the Company in each quarter and variation in rough diamond prices.

The $8.7 million decrease in cash cost of production from Q1 fiscal 2016 is due primarily to a combination of the fluctuating Canadian dollar, cost savings achieved through operational efficiencies and lower diesel costs. A majority of mine operating costs, including labour and overhead costs, are incurred in Canadian dollars. See “Non-IFRS Measures” for additional information. Cost of sales also includes sorting costs, which represent the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the straight-line method over the remaining mine life of management approved projects. Capitalized costs of new pit or underground development are amortized on a unit-of-production basis as the associated material is processed.

As at April 30, 2016, the Company had 1.2 million carats of Ekati Diamond Mine–produced rough diamond inventory available for sale with an estimated market value of approximately $96 million (January 31, 2016 – 0.1 million carats and $66 million, respectively). The Company also had approximately 0.4 million carats of rough diamond inventory that was work in progress (January 31, 2016 – 1.1 million carats). Inventory classified as available for sale represents carats that have completed the sorting and valuation process. Carats still undergoing sorting and valuation are classified as work-in-progress inventory.

(expressed in millions of United States dollars)

	Ekati	Ekati
	carats (millions)	cost
Diamond inventory available for sale, January 31, 2016	1.0	$65.6
Transfer from work in progress	1.8	168.0
Cost of sales(i)	(1.6)	(137.3)
Diamond inventory available for sale, April 30, 2016	1.2	$96.3

(i)      Includes $19.6 million impairment of available-for-sale inventory.

SEGMENTED PROFIT (LOSS) BEFORE INCOME TAXES
Segmented profit (loss) before income taxes during the quarter decreased by $56.0 million, which was primarily driven by the production of lower value material when compared to the first quarter of fiscal 2016. Refer to the “Ekati Sales” section above for a detailed explanation.

Operational Update
Mining activities during the first quarter were focused on ore production from the Pigeon open pit and Koala underground operations and pre-stripping operations at the Misery pushback open pit. Lynx pre-stripping also continued as planned. The first ore was mined from Misery Main in February with commercial production reached in May 2016. The initial Misery Main ore is of a lower grade as a result of dilution from the mining of preceding benches. A significant amount of low value Misery Satellite material continued to be processed in the first quarter.

During the first quarter of fiscal 2016, the Ekati Diamond Mine produced (on a 100% basis) 0.5 million carats from the processing of 0.6 million tonnes of ore from reserves. The Company recovered 0.6 million carats from the processing of 0.3 million tonnes of satellite material excavated from the Misery South, Southwest extension and Northeast pipes.

During the first quarter of fiscal 2017, environmental performance at the Ekati Diamond Mine continued to be strong.

Health and safety performance also continued to be strong with the achievement in February 2016 of 1,000,000 hours worked without a recordable injury. There was subsequently one lost time injury during the first quarter, corresponding to a frequency rate per 200,000 hours worked (“LTIFR”) of 0.21 (Q1 2016 – no lost time injuries and an LTIFR of 0.24) .

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

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The charts below show the Ekati Diamond Mine carat production, ore processed and recovered grade for the eight most recent quarters.

EKATI DIAMOND MINE PRODUCTION (100% SHARE) – CARATS

EKATI DIAMOND MINE PRODUCTION (100% SHARE) – ORE PROCESSED AND RECOVERED GRADE

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

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Ekati Operations Outlook

KEY MINING AND PIPE ACTIVITIES

Pipe	Q1 FY17	Q2 FY17	Q3 FY17	Q4 FY17
Misery Main	First ore	Commercial production(i)	Pre-production sales	Commercial sales
Pigeon	Continuing production	Pre-production sales	Commercial sales	Continuing production
Lynx	Waste stripping			First ore
Koala		Continuing production
Misery South & Southwest		Continuing production
Sable	Mobilization	Road construction	Preparation for site construction	Site construction
Jay	Report of Environmental Assessment, mobilization	Feasibility study	Interim land use permit	Water licence, final land use permit
(i)

Commencement of “commercial” production is defined as three consecutive months of production above 60% of nameplate capacity. The Company defines “capacity” as the average monthly production for the open pit/underground source over the life of mine.

A fine dense media separation (DMS) unit is also planned to be commissioned in the process plant in the second half of fiscal 2017 in order to improve the recovery of smaller sized diamonds.

PRODUCTION

	Full year production target 2017
	Carats	Million tonnes
Koala underground operation	0.7	1.3
Pigeon open pit	0.4	0.9
Misery Main open pit	2.6	0.7
Total reserves (base case)	3.7	2.9
Misery South & Southwest kimberlite pipes	1.9	1.0
Total reserves and inferred resources (operating case)	5.6	3.9

The full year production target for fiscal year 2017 foresees Ekati Diamond Mine production of approximately 3.7 million carats from the mining and processing of approximately 2.9 million tonnes of mineral reserves (the base case). Average grade from Koala underground is expected to be lower than that achieved in fiscal 2016 as the mine plan expects the processing of a higher proportion of ore from lower grade phases. Misery Main commenced commercial production in May 2016 and initial sales are expected in late Q2 fiscal 2017. For accounting purposes, sales of diamonds recovered during the pre-production period prior to May 2016 have been applied as a reduction of capitalized stripping costs. Given the relatively higher grade of Misery Main ore, it is expected to have a positive impact on operating results starting in the second half of fiscal 2017.

In addition to the mineral reserves noted above, in fiscal 2017 the Ekati Diamond Mine also expects to process inferred resources from the Misery South & Southwest kimberlite pipes that are made available as the Misery reserves are accessed (the operating case). When this additional resource material from the Misery South & Southwest pipes is included, the production target for fiscal 2017 foresees total Ekati Diamond Mine production of approximately 5.6 million carats from the mining and processing of approximately 3.9 million tonnes of mineral reserves and resources. The Company cautions that this assessment is preliminary in nature and is based on inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Accordingly, there is no certainty that this assessment will be realized.

Approximately 0.7 million tonnes of Pigeon ore remained in stockpiles at the end of the first quarter and are expected to be processed throughout the rest of fiscal 2017, permitting greater flexibility in ore blend. COR are not planned to be processed in fiscal 2017.

First ore is expected to be mined from Lynx at the end of fiscal 2017 but its tonnage contribution is expected to be negligible. A diamond liberation initiative was introduced at the Ekati Diamond Mine in fiscal 2016 involving a reduction in the level of throughput at the processing plant in order to achieve greater diamond recoveries. The liberation initiative was continued into the first quarter of fiscal 2017. The production target does not include the impact of the diamond liberation initiative on recovered grade.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

10

As part of the Koala and Pigeon mining, a small portion of inferred mineral resource is extracted along with the reserves. This material is not included in the current production estimate, but will be processed along with the reserve ore and will be incremental to production. Mineral resources that are not reserves do not have demonstrated economic viability.

The foregoing scientific and technical information for the Ekati Diamond Mine was prepared and verified by the Company, the operator of the Ekati Diamond Mine, under the supervision of Peter Ravenscroft, FAuslMM, of Burgundy Mining Advisors Ltd., an independent mining consultancy. Mr. Ravenscroft is a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

CAPITAL EXPENDITURES
The planned capital expenditures excluding capitalized depreciation at Ekati Diamond Mine for fiscal 2017 (on a 100% basis) are expected to be approximately $220 million at an estimated average Canadian/US dollar exchange rate of 1.33. Capital expenditures include development projects, sustaining capital and capitalized evaluation activities. Expectations have been updated to reflect the timing of the commencement of commercial production of Misery Main and changes in timing of ore blend. Capital expenditure in fiscal 2017 includes waste stripping at the Misery Main and Lynx open pits as well as mobilization and initial construction for the Jay and Sable projects. A fine dense media separation (DMS) unit is also planned to be commissioned in the process plant. The table below sets out the planned capital expenditure for fiscal 2017 by project at the Ekati Diamond Mine (100%).

(expressed in millions of United States dollars)

	Q1 fiscal 2017	Fiscal 2017
Capital expenditure	actuals(i)	guidance(ii)
Misery Main	$18	$25
Lynx	13	38
Sable	10	58
Jay	23	48
Fine DMS	5	13
Sustaining	19	38
(i)	Calculated excluding capitalized depreciation and excluding adjustments for pre-production revenue.
(ii)	Calculated at an estimated average Canadian/US dollar exchange rate of 1.33.

In the first quarter of fiscal 2017, capital expenditure included equipment delivered on the winter road and the commencement of construction of the Sable haul road. Misery Main commenced commercial production in May 2016, earlier than planned, with remaining planned expenditure in fiscal 2017 relating to infrastructure.

PRICING

Based on the average prices per carat achieved by the Company in the latest sale, which was held in May 2016, the Company has modelled the approximate rough diamond price per carat for the Ekati kimberlite process plant feed types below. The pricing below is modelled to reflect a 1.0 mm screen size recovery profile using diamond samples for each ore source, marked to market to reflect the average realized price from the May 2016 sale. These prices therefore do not include the impact of the changes made to the Ekati process plant to improve diamond liberation, which could result in a lower average price per carat.

May 2016
sales cycle
average price
Ore type	per carat
Koala	$325
Misery South and Misery Main	75
Misery Southwest extension	45
COR	60–115
Pigeon	170

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

11

COST OF SALES, CASH COST OF PRODUCTION AND GROSS MARGIN
Based on current sales expectations for the Ekati Diamond Mine segment for fiscal 2017, the Company expects cost of sales to be approximately $535 million (on a 100% basis) (including depreciation and amortization of approximately $215 million). Based on the current mine plan for the Ekati Diamond Mine for fiscal 2017, the cash cost of production is expected to be approximately $265 million (on a 100% basis) at an estimated average Canadian/US dollar exchange rate of 1.33. Expectations have been updated to reflect the timing of the commencement of commercial production of Misery Main, changes in timing of ore blend and the impact on non-cash depreciation of related deferred stripping assets. A majority of Ekati Diamond Mine operating costs are incurred in Canadian dollars. In fiscal 2017, a one-cent change in the quarterly average Canadian/US dollar exchange rate is expected to result in an estimated $0.5 million movement in cash production costs in that quarter.

The cost of sales, cash cost of production and gross margin targets for fiscal 2017 do not include the impact of the diamond liberation initiative. Ekati Diamond Mine depreciation is calculated primarily on a straight-line basis, which is computed using the life of mine plan containing only management approved projects. In fiscal 2017, the expected mine life of the Ekati Diamond Mine was extended by three years to 2023 following completion of the Sable Pre-feasibility Study and the start of major construction work on that project. If a decision is made to proceed with construction of the Jay Project, the non-cash depreciation per year for existing assets will be significantly reduced. Depreciation is expected to increase in fiscal 2017 upon the commencement of commercial production of Misery Main as a result of depreciation of the related deferred stripping asset.

The cost of sales, cash cost of production and gross margin targets for fiscal 2017 incorporate the impact of the mild weather conditions in Q1 fiscal 2017 which resulted in the annual winter road to the mine being open for a reduced period of time. More stringent weight restrictions for a period following the opening of the road resulted in an increased number of partial loads, which increased freight costs by approximately $5 million.

Gross margin as a percentage of sales in the second quarter is expected to be negatively impacted by significant amounts of Misery South & Southwest material produced in the first quarter. Gross margin is expected to improve in the second half of the fiscal year as more significant amounts of Misery Main ore begin to be processed in the second quarter. The first sales of Misery Main carats from the pre-commercial production period are expected to occur at the end of the second quarter. The Company expects gross margin as a percentage of sales to fluctuate depending on, among other things, production volumes, product mix, diamond prices and cost of production.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

12

DIAVIK DIAMOND MINE (40% SHARE)
(expressed in millions of United States dollars, except per share, per tonne or per carat amounts and where otherwise noted)
(unaudited)

		Three months
	Three months	ended
	ended	April 30,
	April 30,	2015
	2016	(Restated)(ii)
Sales	$73.1	$60.3
Carats sold (000s)	1,055	544
Cost of sales	60.1	49.6
Gross margin	13.0	10.7
Gross margin (%)	17.8%	17.8%
Average price per carat	69	111
Selling, general and administrative expenses	0.9	1.0
Operating profit	12.1	9.8
Finance expenses	(1.1)	(0.6)
Exploration costs	–	(0.1)
Finance and other income	–	–
Foreign exchange gain (loss)	14.2	4.7
Segmented profit (loss) before income taxes	25.3	13.8
Cash cost of production(i)	31.3	33.2
Cash cost per tonne processed(i)	140.4	173.9
Non-cash cost per tonne processed(i)	92.6	83.2
Cash cost per carat(i)	43.9	58.2
Adjusted EBITDA(i)	34.5	26.4
Adjusted EBITDA margin (%)(i)	47%	44%
Capital expenditures	26.3	13.0
Depreciation and amortization	22.4	16.7
(i)

The terms “cash cost of production”, “cash cost per tonne processed”, “non-cash cost per tonne processed”, “cash cost per carat”, “Adjusted EBITDA” and “Adjusted EBITDA margin” do not have standardized meanings according to IFRS. See “Non-IFRS Measures” for additional information.

(ii)

Figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the condensed consolidated interim financial statements for the three months ended April 30, 2016 and the consolidated financial statements for the year ended January 31, 2016.

Three Months Ended April 30, 2016, Compared to Three Months Ended April 30, 2015
DIAVIK SALES
During the first quarter of 2017, the Company sold approximately 1.0 million carats (Q1 2016 – 0.5 million carats) from the Diavik Diamond Mine for a total of $73.1 million (Q1 2016 – $60.3 million). The increase in number of carats sold and lower average per carat price reflect the sale of a significant amount of lower-than-average priced inventory that had been held back in fiscal 2016 due to market conditions.

DIAVIK COST OF SALES AND GROSS MARGIN
Cost of sales in the first quarter of 2017 included $22.3 million of depreciation and amortization expense (Q1 2016 – $16.5 million). The Diavik segment generated a gross margin and Adjusted EBITDA margin of 17.8% and 47%, respectively (Q1 2016 – 17.8% and 44%). The first quarter gross margin remained consistent with the first quarter of fiscal 2016.

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2017 FIRST QUARTER REPORT

13

A substantial portion of cost of sales is mine operating costs incurred at the Diavik Diamond Mine. During the first quarter of 2017, the Diavik cash cost of production was $31.3 million (Q1 2016 – $33.2 million). The reduction in cash cost of production is due to operational improvements at the mine and the weakening of the Canadian dollar. The Diavik cash cost of production mainly comprises costs that are denominated in Canadian dollars. The term “cash cost of production” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information. Cost of sales also includes sorting costs, which represent the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

At April 30, 2016, the Company had 1.0 million carats of Diavik Diamond Mine–produced rough diamond inventory available for sale with an estimated market value of approximately $71 million (January 31, 2016 – 1.0 million carats and $40 million, respectively). There was no inventory classified as work in progress (January 31, 2016 – 0.2 million carats). Inventory classified as available for sale represents carats that have completed the sorting and valuation process. Carats still undergoing sorting and valuation are classified as work-in-progress inventory.

	Diavik	Diavik
	carats (millions)	cost
Diamond inventory available for sale, January 31, 2016	1.0	$29.0
Transfer from work in progress	1.0	77.0
Cost of sales(i)	(1.0)	(58.5)
Diamond inventory available for sale, April 30, 2016	1.0	$47.5
(i)	Does not include royalties which are recorded directly to cost of sales.

SEGMENTED PROFIT (LOSS) BEFORE INCOME TAXES
Segmented profit before income taxes during the quarter increased by $11.5 million from the comparable quarter of the prior year. The increase was primarily driven by increased sales during Q1 fiscal 2017 and foreign exchange gains. Refer to the “Diavik Sales” section above for a detailed explanation.

Operational Update
During Q1 calendar 2016, the Diavik Diamond Mine produced (on a 100% basis) 1.9 million carats from 0.6 million tonnes of ore processed (Q1 calendar 2015 – 1.5 million carats and 0.5 million tonnes, respectively). Total production includes COR, which is not included in the Company’s reserve and resource statements and is therefore incremental to production.

Processing volumes in the first calendar quarter of 2016 were higher than in the same quarter of the prior year due to less process plant downtime for maintenance and favorable ore blends. Diamonds recovered in the first calendar quarter were 26% higher than in the same quarter of the prior year reflecting higher processing volumes.

The development of the A-21 pipe continues to progress according to plan.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

14

The charts below show the Company’s 40% share of Diavik Diamond Mine carat production, ore processed and recovered grade for the eight most recent calendar quarters.

DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION – CARATS
(reported on a one-month lag)

DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION – ORE PROCESSED AND RECOVERED GRADE
(reported on a one-month lag)

(a)	Grade has been adjusted to exclude COR.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

15

Diavik Operations Outlook
PRODUCTION
The mine plan for calendar 2016 foresees Diavik Diamond Mine production (on a 100% basis) of approximately 7.1 million carats from the mining and processing of approximately 2.2 million tonnes of ore. Mining activities will be exclusively underground with approximately 0.7 million tonnes expected to be sourced from A-154 North, approximately 0.6 million tonnes from A-154 South and approximately 0.9 million tonnes from A-418.

The aforementioned mine plan for the Diavik Diamond Mine was prepared and verified by DDMI, operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P. Eng., Principal Advisor, Strategic Planning of DDMI, who is a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

CAPITAL EXPENDITURES
The Company currently expects DDDLP’s 40% share of the planned capital expenditures for the Diavik Diamond Mine in fiscal 2017 to be approximately $58 million at an estimated average Canadian/US dollar exchange rate of 1.33. The table below sets out DDDLP’s 40% share of capital expenditures incurred by the Company during Q1 fiscal 2017 and the planned capital expenditures for full year fiscal 2017:

(expressed in millions of United States dollars)

	Q1 fiscal 2017	Fiscal 2017
Capital expenditures	actual	guidance(i)
A-21	$12	$41
Sustaining	6	17
(i)	Calculated at an estimated average Canadian/US dollar exchange rate of 1.33.

PRICING
Based on the average prices per carat achieved by the Company in the latest sale, held in May 2016, the Company has modelled the approximate rough diamond price per carat for each of the Diavik kimberlite process plant feed types in the table that follows.

May 2016
sales cycle
average price
Ore type	per carat
A-154 South	$130
A-154 North	170
A-418	95
COR	50

COST OF SALES, CASH COST OF PRODUCTION AND GROSS MARGIN
Based on current sales expectations for the Diavik Diamond Mine segment for fiscal 2017, the Company expects cost of sales to be approximately $240 million (including depreciation and amortization of approximately $97 million). Based on the current mine plan for the Diavik Diamond Mine for calendar 2016, the Company’s 40% share of the cash cost of production at the Diavik Diamond Mine is expected to be approximately $112 million at an estimated average Canadian/US dollar exchange rate of 1.33.

The Company expects gross margin as a percentage of sales to fluctuate depending on, among other things, production volumes, diamond prices and cost of production. Gross margin as a percentage of sales in fiscal 2017 is expected to be slightly higher than that achieved in fiscal 2016, as production volumes are expected to increase year over year.

CORPORATE SEGMENT
(expressed in millions of United States dollars)

	Three months	Three months
	ended	ended
	April 30, 2016	April 30, 2015

Selling, general and administrative expenses	$6.3	$6.4

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2017 FIRST QUARTER REPORT

16

Three Months Ended April 30, 2016, Compared to Three Months Ended April 30, 2015
CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Corporate segment during the quarter remained consistent with the comparable quarter of the prior year.

Liquidity and Capital Resources
The following chart shows the Company’s working capital balances for the eight most recent quarters, as well as the working capital ratios for the same periods. Working capital is calculated as total current assets less total current liabilities, and working capital ratio is calculated as total current assets divided by total current liabilities.

(i)	The terms “working capital” and “working capital ratio” do not have standardized meanings according to IFRS. See “Non-IFRS Measures” for additional information.

Three months
CASH FLOW MOVEMENT	ended
(expressed in millions of United States dollars)	April 30,
(unaudited)	2016
Opening cash at February 1, 2016	$320.0
Cash provided by operating activities before interest and taxes	65.3
Capital expenditures for the period	(111.7)
Cash tax paid for the period	(47.3)
Net interest paid during the period	(0.1)
Repayment of debt	(0.2)
Contributions from and distributions made to minority partners, net	(4.0)
Net proceeds from pre-production sales	3.7
Other	0.8
Closing cash at April 30, 2016	$226.5

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

17

Working Capital
As at April 30, 2016, the Company had unrestricted cash and cash equivalents of $226.5 million and restricted cash of $70.7 million, compared to $320.0 million and $63.3 million, respectively, as at January 31, 2016. The restricted cash is used to support letters of credit to the Government of the Northwest Territories (“GNWT”) in the amount of CDN $29 million to secure the reclamation obligations for the Ekati Diamond Mine and CDN $60 million to secure reclamation obligations at the Diavik Diamond Mine. Negative free cash flow during the quarter of $90.0 million was consistent with the timing of operational costs associated with the winter road, cash capital expenditures, and taxes paid.

During Q1 fiscal 2017, the Company reported cash flow provided from operations of $18.0 million, compared to cash outflow of $29.3 million in Q1 fiscal 2016.

Working capital decreased to $480.0 million at April 30, 2016 from $578.5 million at January 31, 2016. During Q1 fiscal 2017, the Company’s non-cash operating working capital fluctuations were as follows: accounts receivable increased by $0.5 million, other current assets increased by $8.8 million, inventory and supplies increased by $12.2 million, trade and other payables increased by $30.2 million and employee benefit plans decreased by $1.9 million. The Company accrued dividends in the amount of $17.1 million, which was paid on June 2, 2016.

The Company made tax payments of $47.3 million during the quarter, consisting of Diavik segment royalty and income tax payments and Ekati segment income tax payments, all of which were reflected as taxes payable as of January 31, 2016.

At April 30, 2016, the Company had approximately 82 million litres of diesel fuel at the Ekati Diamond Mine site and 5.5 million litres in Yellowknife. The Company continues to see the impact of lower crude prices with the average rack price in Q1 2017 being approximately 20% lower in Canadian dollars than that experienced in fiscal 2016. Landed cost is a weighted average cost and includes the rack price (Hay River and Edmonton, as applicable), transportation costs, certain storage and handling costs, proportional winter road costs and applicable taxes. The Ekati Diamond Mine used 21.7 million litres of diesel fuel in Q1 2017.

The Company’s liquidity requirements fluctuate year over year and quarter over quarter depending on, among other factors, the seasonality of production at the Company’s mineral properties; the seasonality of mine operating expenses; capital expenditure programs; the number of rough diamond sales events conducted during the year; and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in the year.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for at least the next 12 months.

Financing Activities
During the first quarter, the Company had a cash outflow from financing activities of $4.0 million, which included distributions to minority partners of $4.0 million.

On April 7, 2015, the Company entered into a $210 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The facility has a four-year term, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by the Company under the new credit facility are to be used for general corporate purposes. Accommodations under this credit facility may be made to the Company, at the Company’s option, by way of an advance or letter of credit, and the interest payable will vary in accordance with a pricing grid ranging between 2.5% and 3.5% above LIBOR. The Company is in compliance with the required financial covenants, which are customary for a financing of this nature. As at April 30, 2016, no amounts were outstanding under the Company’s senior secured corporate revolving credit facility.

On April 13, 2016, the Board of Directors declared a dividend of $0.20 per share, which represented the final portion of the $0.40 per share annual dividend for fiscal 2016. This dividend was paid on June 2, 2016 to shareholders of record at the close of business on May 17, 2016. The dividend is an eligible dividend for Canadian income tax purposes.

Investing Activities
During the first quarter, the Company had additions to property, plant and equipment of $111.7 million, of which $92.3 million related to the Ekati Diamond Mine and $19.4 million related to the Diavik Diamond Mine. Expenditures related primarily to pit development activities at both mines.

In January 2016, the management committee of the Buffer Zone approved a program and budget for the Buffer Zone for fiscal year 2017. In March 2016, Archon Minerals Limited (“Archon”) provided notice to DDEC, the operator of the Buffer Zone, of its objection to certain elements of the fiscal 2017 program and budget, and indicated that it was only prepared to contribute to certain portions of the program and budget. Accordingly, the Company has elected to fund all of the cash calls for those elements of the fiscal 2017 program and budget that will not be funded by Archon, and Archon’s participating interest in the Buffer Zone has been correspondingly diluted in the second quarter. Archon has asserted that its objection to the fiscal 2017 program and budget was based on its position that certain proposed expenditures in the fiscal 2017 program and budget were in breach of the terms of the Buffer Zone Joint Venture agreement, and as such, the management committee of the Buffer Zone was not permitted to approve those aspects of the fiscal 2017 program and budget. Accordingly, Archon has disputed the Company’s dilution of Archon’s participating interest in the Buffer Zone.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

18

Contractual Obligations
The Company has contractual payment obligations with respect to interest-bearing loans and borrowings and, through its participation in the Diavik Joint Venture and the Ekati Diamond Mine, future site restoration costs at both the Ekati and Diavik Diamond Mines. Additionally, at the Diavik Joint Venture, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, DDDLP is obligated to fund 40% of the Diavik Joint Venture’s total expenditures on a monthly basis. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

(expressed in thousands of United States dollars)

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Loans and borrowings (a)(b)	$34,590	$22,634	$11,956	$–	$–
Environmental and participation agreements incremental commitments (c)	40,522	4,765	11,652	7,190	16,915
Operating lease obligations (d)	21,720	9,032	6,775	5,913	–
Capital commitments (e)	36,061	36,061	–	–	–
Other	598	598	–	–	–
Total contractual obligations	$133,491	$73,090	$30,383	$13,103	$16,915

(a)	(i)	Loans and borrowings presented in the foregoing table include current and long-term portions.

(ii)

The Company has available a $210 million senior secured corporate revolving credit facility (available in either US or CDN dollars) with a syndicate of commercial banks for general corporate purposes. At April 30, 2016, no amounts were outstanding under this facility.

(iii)

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, which may be prepaid at any time, and matures on September 1, 2018. On April 30, 2016, $2.1 million was outstanding on the mortgage payable.

(iv)

The Company issued a promissory note on October 15, 2015 in the amount of $42.2 million for the base purchase price for the acquisition of an additional 8.889% interest in the Core Zone. The promissory note is payable in instalments over 31 months and the Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. On April 30, 2016, $31.7 million, which represents the principal amount of the note plus accrued interest, was outstanding.

(b)

Interest on loans and borrowings is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at April 30, 2016, and have been included under loans and borrowings in the table above. Interest payments for the next 12 months are estimated to be approximately $0.8 million.

(c)

Both the Diavik Joint Venture and the Ekati Diamond Mine, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board and the Independent Environmental Monitoring Agency, respectively. These agreements also state that the mines must provide security deposits for the performance of their reclamation and abandonment obligations under all environmental laws and regulations.

The Company posted surety bonds with the Government of the Northwest Territories (“GNWT”) in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. The Company provided letters of credit, secured by restricted cash, in the amount of CDN $60 million and CDN $29 million to the GNWT as security for the reclamation obligations for the Diavik Diamond Mine and Ekati Diamond Mine, respectively. The Company has also provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

Both the Diavik and Ekati Diamond Mines have also signed participation agreements with various Aboriginal communities. These agreements are expected to contribute to the social, economic and cultural well-being of these communities. The actual cash outlay for obligations of the Diavik Joint Venture under these agreements is not anticipated to occur until later in the life of the mine. The actual cash outlay under these agreements in respect of the Ekati Diamond Mine includes annual payments and special project payments during the operation of the Ekati Diamond Mine.

(d)	Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases at the Ekati Diamond Mine.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

19

(e)

The Company has various long-term contractual commitments related to the acquisition of property, plant and equipment. The commitments included in the table above are based on expected contract prices.

Non-IFRS Measures
In addition to discussing earnings measures in accordance with IFRS, the MD&A provides the following non-IFRS measures, which are also used by management to monitor and evaluate the performance of the Company.

Cash Cost of Production
The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well each of the Diavik Diamond Mine and Ekati Diamond Mine is performing compared to the respective mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. The majority of mine operating costs, relating primarily to labour and overhead costs, are incurred in Canadian dollars and will therefore increase or decrease in US dollar terms as the Canadian dollar strengthens or weakens. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS.

The following table provides a reconciliation of cash cost of production to the Ekati Diamond Mine’s cost of sales disclosed for the three months ended April 30, 2016 and April 30, 2015.

(expressed in thousands of United States dollars)
(unaudited)

	Three months ended	Three months ended
	April 30, 2016	April 30, 2015
Ekati cash cost of production	$74,318	$82,970
Other cash costs	1,066	1,513
Total cash cost of production	75,384	84,483
Depreciation and amortization	34,674	32,994
Total cost of production	110,058	117,477
Impairment loss on inventory	19,603	–
Adjusted for stock movements	7,312	(3,492)
Total cost of sales	$136,973	$113,985

The following table provides a reconciliation of cash cost of production to the Diavik Diamond Mine’s cost of sales disclosed for the three months ended April 30, 2016 and April 30, 2015.

(expressed in thousands of United States dollars)
(unaudited)

	Three months ended	Three months ended
	April 30, 2016	April 30, 2015
Diavik cash cost of production	$31,305	$33,215
Private royalty	1,457	1,158
Other cash costs	354	496
Total cash cost of production	33,116	34,869
Depreciation and amortization	20,639	15,886
Total cost of production	53,755	50,755
Adjusted for stock movements	6,348	(1,145)
Total cost of sales	$60,104	$49,610

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

20

Cash Cost per Tonne Processed, Non-Cash Cost per Tonne Processed and Cash Cost per Carat
The MD&A refers to the terms cash cost per tonne processed, non-cash cost per tonne processed and cash cost per carat, which are non-IFRS financial measures, in order to provide investors with information about the measures used by management to monitor performance. The Company believes these measures will assist analysts, investors and other stakeholders in understanding the costs associated with extracting diamonds. This information is used to assess how well each of the Diavik Diamond Mine and Ekati Diamond Mine is performing compared to the respective mine plan and prior periods. Cash cost per tonne processed is calculated by dividing cash cost of production by total tonnes processed, and the non-cash cost per tonne processed is calculated by dividing depreciation and amortization by total tonnes processed. The cash cost per carat processed is calculated by dividing cash cost of production by total carats produced. Cash cost per tonne processed, non-cash cost per tonne processed and cash cost per carat do not have any standardized meanings prescribed by IFRS and differ from measures determined in accordance with IFRS. These performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net profit or cash flow from operations as determined under IFRS.

The following table demonstrates our calculation of cash cost per tonne processed, non-cash cost per tonne processed and cash cost per carat at the Ekati Diamond Mine disclosed for the three months ended April 30, 2016 and April 30, 2015. Ekati cash cost of production, depreciation and amortization, and total cash cost of production are reconciled to each segment’s cost of sales above.

(expressed in thousands of United States dollars, except total tonnes processed and cash cost per tonne)
(unaudited)

	Three months ended	Three months ended
	April 30, 2016	April 30, 2015
Ekati cash cost of production	$74,318	$82,790
Total tonnes processed	972	851
Ekati cash cost per tonne processed	$76.5	$97.3

(expressed in thousands of United States dollars, except total tonnes processed and non-cash cost per tonne)
(unaudited)

	Three months ended	Three months ended
	April 30, 2016	April 30, 2015
Depreciation and amortization	$34,674	$32,994
Total tonnes processed	972	851
Ekati non-cash cost per tonne processed	$35.7	$38.8

(expressed in thousands of United States dollars, except total carats produced and cash cost per carat)
(unaudited)

	Three months ended	Three months ended
	April 30, 2016	April 30, 2015
Total cash cost of production	$75,384	$84,483
Total carats produced	1,076	805
Ekati cash cost per carat	$70.1	$104.9

The following table demonstrates our calculation of cash cost per tonne processed, non-cash cost per tonne processed and cash cost per carat at the Diavik Diamond Mine disclosed for the three months ended April 30, 2016 and April 30, 2015. Diavik cash cost of production, depreciation and amortization, and total cash cost of production are reconciled to each segment’s cost of sales above.

(expressed in thousands of United States dollars, except total tonnes processed and cash cost per tonne)
(unaudited)

	Three months ended	Three months ended
	April 30, 2016	April 30, 2015
Diavik cash cost of production	$31,305	$33,215
Total tonnes processed	223	191
Diavik cash cost per tonne processed	$140.4	$173.9

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2017 FIRST QUARTER REPORT

21

(expressed in thousands of United States dollars, except total tonnes processed and non-cash cost per tonne)
(unaudited)

	Three months ended	Three months ended
	April 30, 2016	April 30, 2015
Depreciation and amortization	$20,639	$15,886
Total tonnes processed	223	191
Diavik non-cash cost per tonne processed	$92.6	$83.2

(expressed in thousands of United States dollars, except total carats produced and cash cost per carat) (unaudited)

	Three months ended	Three months ended
	April 30, 2016	April 30, 2015
Total cash cost of production	$33,116	$34,869
Total carats produced	754	599
Diavik cash cost per carat	$43.9	$58.2

EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA Margin
The term “EBITDA” is a non-IFRS financial measure, which is defined as earnings before interest expense (income), income taxes and depreciation and amortization. EBITDA margin is calculated by dividing EBITDA by total sales for the period.

The Company has also disclosed Adjusted EBITDA, which removes the effects of impairment charges, foreign exchange gains (losses) and exploration costs from EBITDA. Impairment charges and foreign exchange gains or losses, both of which are non-cash items, are not reflective of the Company’s ability to generate liquidity by producing operating cash flow. Exploration costs do not reflect the underlying operating performance of our business and are not necessarily indicative of future operating results. The Company believes that these adjustments will result in more meaningful valuation measures for investors and analysts to evaluate our performance and assess our ability to generate liquidity. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by total sales for the period.

Management believes that EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin are important indicators commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability to incur and service debt, and also as a valuation metric. The intent of EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin is to provide additional useful information to investors and analysts, and such measures do not have any standardized meaning under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate EBITDA, EBITDA margin, Adjusted EBITDA and Adjusted EBITDA margin differently.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

22

The following table provides a reconciliation of consolidated and segmented EBITDA and Adjusted EBITDA for the last eight quarters.

CONSOLIDATED
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

														Three	Three
														months	months
														ended	ended
	2017	2016	2016		2016		2016	2015		2015		2015		April 30,	April 30,
	Q1	Q4	Q3	(i)	Q2	(i)	Q1 (i)	Q4	(i)	Q3	(i)	Q2	(i)	2016	2015 (i)
Segment net profit (loss)	$(5,302)	$(37,763)	$6,469		$(18,894)		$11,396	$2,182		$34,731		$24,158		$(5,302)	$11,396
Finance expense (income)	2,117	2,123	1,966		2,907		2,746	3,758		2,271		1,983		2,117	2,746
Income tax expense (recovery)	(30,610)	9,896	733		19,485		(2,869)	47,101		25,875		15,230		(30,610)	(2,869)
Depreciation and amortization	61,544	53,647	39,595		52,746		45,460	43,007		47,011		62,230		61,544	45,460
EBITDA	27,749	27,903	48,763		56,244		56,733	96,048		109,888		103,601		27,749	56,733
Foreign exchange (gains) loss	3,360	2,022	(268)		2,174		(1,157)	(2,523)		(1,868)		(815)		3,360	(1,157)
Exploration costs	3,581	(734)	576		1,935		5,249	2,110		7,359		6,846		3,581	5,249
Impairment losses on inventory	19,603	19,838	–		–		–	–		–		–		19,603	–
Adjusted EBITDA	$54,293	$49,029	$49,071		$60,353		$60,825	$95,635		$115,379		$109,632		$54,293	$60,825
(i)

Figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the condensed consolidated interim financial statements for the three months ended April 30, 2016 and the consolidated financial statements for the year ended January 31, 2016.

EKATI DIAMOND MINE SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

													Three	Three
													months	months
													ended	ended
	2017	2016	2016	2016	2016		2015		2015		2015		April 30,	April 30,
	Q1	Q4	Q3 (i)	Q2 (i)	Q1	(i)	Q4	(i)	Q3	(i)	Q2	(i)	2016	2015	(i)
Segment net profit (loss)	$(29,847)	$(22,508)	$(4,578)	$(5,659)	$422		$15,828		$23,445		$13,930		$(29,847)	$422
Finance expense (income)	1,059	2,072	905	1,841	2,123		3,130		2,052		1,749		1,059	2,123
Income tax expense (recovery)	(24,965)	(1,617)	1,095	7,734	773		31,863		16,219		6,222		(24,965)	773
Depreciation and amortization	38,949	34,744	24,985	34,448	28,653		20,612		26,495		34,533		38,949	28,653
EBITDA	(14,804)	12,691	22,407	38,364	31,971		71,433		68,211		56,434		(14,804)	31,971
Foreign exchange (gains) loss	17,548	(2,797)	(429)	(3,393)	3,501		(11,160)		(1,311)		(982)		17,548	3,501
Exploration costs	3,590	(780)	550	1,935	5,199		2,215		7,412		6,837		3,590	5,199
Impairment losses on inventory	19,603	19,838	–	–	–		–		–		–		19,603	–
Adjusted EBITDA	$25,937	$28,952	$22,528	$36,906	$40,671		$62,488		$74,312		$62,289		$25,937	$40,671
(i)

Figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the condensed consolidated interim financial statements for the three months ended April 30, 2016 and the consolidated financial statements for the year ended January 31, 2016.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

23

DIAVIK DIAMOND MINE SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

												Three	Three
												months	months
												ended	ended
	2017	2016	2016		2016		2016	2015	2015	2015		April 30,	April 30,
	Q1	Q4	Q3	(i)	Q2	(i)	Q1 (i)	Q4 (i)	Q3 (i)	Q2	(i)	2016	2015 (i)
Segment net profit (loss)	$29,212	$(8,732)	$15,961		$(4,062)		$15,703	$(8,257)	$16,061	$15,813		$29,212	$15,703
Finance expense (income)	1,058	51	1,061		1,066		623	627	220	234		1,058	623
Income tax expense (recovery)	(3,963)	13,866	1,413		15,058		(1,938)	17,184	11,376	11,021		(3,963)	(1,938)
Depreciation and amortization	22,402	18,643	14,267		18,110		16,651	22,086	20,223	27,406		22,402	16,651
EBITDA	48,709	23,828	32,702		30,172		31,039	31,640	47,880	54,474		48,709	31,039
Foreign exchange (gains) loss	(14,188)	4,819	161		5,567		(4,658)	8,637	(558)	167		(14,188)	(4,658)
Exploration costs	(9)	46	26		–		50	(105)	(52)	9		(9)	50
Adjusted EBITDA	$34,512	$28,693	$32,889		$35,739		$26,431	$40,172	$47,270	$54,650		$34,512	$26,431
(i)

Figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the condensed consolidated interim financial statements for the three months ended April 30, 2016 and the consolidated financial statements for the year ended January 31, 2016.

CORPORATE SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

									Three	Three
									months	months
									ended	ended
	2017	2016	2016	2016	2016	2015	2015	2015	April 30,	April 30,
	Q1	Q4	Q3 (i)	Q2 (i)	Q1 (i)	Q4 (i)	Q3 (i)	Q2 (i)	2016	2015 (i)
Segment net profit (loss)	$(4,667)	$(6,524)	$(4,916)	$(9,174)	$(4,733)	$(5,392)	$(4,775)	$(5,585)	$(4,667)	$(4,733)
Income tax expense (recovery)	(1,682)	(2,352)	(1,773)	(3,307)	(1,706)	(1,944)	(1,721)	(2,013)	(1,682)	(1,706)
Depreciation and amortization	193	261	341	188	154	311	293	291	193	154
EBITDA	(6,156)	(8,615)	(6,348)	(12,293)	(6,285)	(7,025)	(6,203)	(7,307)	(6,156)	(6,285)
Adjusted EBITDA	$(6,156)	$(8,615)	$(6,348)	$(12,293)	$(6,285)	$(7,025)	$(6,203)	$(7,307)	$(6,156)	$(6,285)
(i)

Figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the condensed consolidated interim financial statements for the three months ended April 30, 2016 and the consolidated financial statements for the year ended January 31, 2016.

Free Cash Flow and Free Cash Flow per Share
The term “free cash flow” is a non-IFRS measure, which is defined as cash provided from (used in) operating activities, less sustaining capital expenditure and less development capital expenditure. Free cash flow per share is calculated by dividing free cash flow by the weighted average basic shares outstanding.

Management believes that free cash flow is a useful indicator of the Company’s ability to operate without reliance on additional borrowing or usage of existing cash. The intent of free cash flow and free cash flow per share is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate free cash flow and free cash flow per share differently.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

24

CONSOLIDATED
(expressed in thousands of United States dollars)
(unaudited)

									Three	Three
									months	months
									ended	ended
	2017	2016	2016	2016	2016	2015	2015	2015	April 30,	April 30,
	Q1	Q4	Q3 (i)	Q2 (i)	Q1 (i)	Q4 (ii)	Q3 (ii)	Q2 (ii)	2016	2015
Cash provided from (used in) operating activities	$17,961	$83,625	$60,867	$52,780	$(29,285)	$134,462	$70,539	$94,024	$17,961	$(29,285)
Sustaining capital expenditure	(44,161)	(8,014)	(15,044)	(6,955)	(22,609)	(17,786)	(15,658)	(14,355)	(44,161)	(22,609)
Free cash flow before development	$(26,200)	$75,611	$45,823	$45,825	$(51,894)	$116,676	$54,881	$79,669	$(26,200)	$(51,894)
Development and exploration capital expenditure(i)	(63,754)	(48,129)	(37,293)	(22,953)	(41,667)	(9,034)	(7,072)	(24,040)	(63,754)	(41,667)
Free cash flow	$(89,954)	$27,482	$8,530	$22,872	$(93,561)	$107,642	$47,809	$55,629	$(89,954)	$(93,561)
Free cash flow per share	$(1.05)	$0.32	$0.10	$0.27	$(1.10)	$1.26	$0.56	$0.65	$(1.05)	$(1.10)
(i)	Development capital expenditure is calculated net of proceeds from pre-production sales.
(ii)

Figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the condensed consolidated interim financial statements for the three months ended April 30, 2016 and the consolidated financial statements for the year ended January 31, 2016.

Sustaining Capital Expenditure
Sustaining capital expenditure is generally defined as expenditures that support the ongoing operation of the assets or business without any associated increase in capacity, life of assets or future earnings. This measure is used by management and investors to assess the extent of non-discretionary capital spending being incurred by the Company each period.

Development and Exploration Capital Expenditure
Development capital expenditure is generally defined as capital expenditures that expand existing capacity, increase life of assets and/or increase future earnings. Exploration and evaluation capital expenditure is defined as capital expenditures that relate to activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources and these activities are only capitalized when the activity relates to proven and probable reserves. This measure is used by management and investors to assess the extent of discretionary capital spending being undertaken by the Company each period.

Working Capital and Working Capital Ratio
Working capital is calculated as current assets less current liabilities. Working capital ratio is calculated as current assets divided by current liabilities. The Company believes working capital is a useful supplemental measure as it provides an indication of our ability to settle our debts as they come due. Our calculation of working capital is provided in the table below.

CONSOLIDATED
(expressed in thousands of United States dollars)
(unaudited)

	2017	2016	2016	2016	2016	2015	2015	2015
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Current assets	$698,417	$769,296	$816,525	$825,822	$898,685	$970,424	$840,808	$787,817
Less: Current liabilities	(218,404)	(190,775)	(179,952)	(135,668)	(206,374)	(219,986)	(212,986)	(174,039)
Working capital	$480,013	$578,521	$636,573	$690,154	$692,311	$750,438	$627,822	$613,778
Working capital ratio	3.19	4.03	4.54	6.09	4.35	4.41	3.95	4.53

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

25

Risks and Uncertainties
The Company is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The Company’s mining operations are subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as they impact on mining method selection and performance, de-watering and water handling requirements, achieving the required crushed rock-fill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Company’s mineral properties, because of their remote northern location and access only by winter road or by air, are subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Joint Ventures
The Company’s participation in the mining sector of the diamond industry is through its ownership interest in the Ekati Diamond Mine and the Diavik group of mineral claims. The Company holds a controlling interest in the Ekati Diamond Mine property through its interests in the Core Zone Joint Venture and the Buffer Zone Joint Venture, with the remaining interests held by other minority joint venture parties. DDDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and DDDLP (40%).

The Company’s joint venture interests in the Ekati Diamond Mine and the Diavik Diamond Mine are subject to the risks normally associated with the conduct of joint ventures, including: (i) disagreement with a joint venture partner about how to develop, operate or finance operations; (ii) that a joint venture partner may not comply with the underlying agreements governing the joint ventures and may fail to meet its obligations thereunder to the Company or to third parties; (iii) that a joint venture partner may at any time have economic or business interests or goals that are, or become, inconsistent with the Company’s interests or goals; (iv) the possibility that a joint venture partner may become insolvent; and (v) the possibility of litigation with a joint venture partner. Archon, which is a joint venture partner in the Buffer Zone Joint Venture, has objected to certain elements of the fiscal 2017 program and budget for the Buffer Zone Joint Venture, and has accordingly disputed the Company’s dilution of Archon’s participating interest in the Buffer Zone Joint Venture, which took effect in the second quarter.

By virtue of its 60% interest in the Diavik Diamond Mine, DDMI has a controlling vote in all Diavik Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to change the mine plan of the Diavik Diamond Mine and determine the timing and scope of future project capital expenditures at its discretion. DDMI would also be able to impose capital expenditure requirements on DDDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in DDDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon the Company’s mineral properties and the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

26

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Company’s mineral properties; the seasonality of mine operating expenses; exploration expenses; capital expenditure programs; the number of rough diamond sales events conducted during the quarter; and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. The Company’s principal working capital needs include development and exploration capital expenditures, investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Dividends
The decision to pay dividends and the amount of such dividends are subject to the discretion of the Board of Directors based on numerous factors and may vary from time to time. The amount of cash available to the Company to pay dividends, if any, can vary significantly from period to period for a number of reasons, including, among other things: our operational and financial performance, fluctuations in diamond prices, the amount of cash required to fund capital expenditures and working capital requirements, access to capital markets, foreign exchange rates, and the other risk factors set forth in the Company’s Annual Information Form.

In addition, the level of dividends per common share will be affected by the number of outstanding common shares and other securities that may be entitled to receive cash payments. Dividends may be increased, reduced or suspended depending on our operational success. The market value of the common shares may deteriorate if the Company is unable to meet dividend expectations in the future.

Economic Environment
The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since autumn 2008. A return to a recession or a weak recovery, due to recent disruptions in financial markets in the United States, the Eurozone and elsewhere, budget policy issues in the United States, political upheavals in the Middle East and Ukraine, and economic sanctions against Russia, could cause the Company to experience revenue declines due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are partially underwritten by European banks that are currently under stress. The withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Synthetic Diamonds
Synthetic diamonds are diamonds that are produced by artificial processes (e.g., laboratory grown) as opposed to natural diamonds, which are created by geological processes. An increase in the acceptance of synthetic gem-quality diamonds could negatively affect the market prices for natural stones. Although significant questions remain as to the ability of producers to produce synthetic diamonds economically within a full range of sizes and natural diamond colours, and as to consumer acceptance of synthetic diamonds, synthetic diamonds are becoming a larger factor in the market. Should synthetic diamonds be offered in significant quantities or consumers begin to readily embrace synthetic diamonds on a large scale, demand and prices for natural diamonds may be negatively affected. Additionally, the presence of undisclosed synthetic diamonds in jewelry would erode consumer confidence in the natural product and negatively impact demand.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Company’s mineral properties are incurred in Canadian dollars. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates to expenses and obligations incurred by it in Canadian dollars. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

27

Licences and Permits
The Company’s mining operations require licences and permits from the Canadian and Northwest Territories governments, and the process for obtaining and renewing such licences and permits often takes an extended period of time and is subject to numerous delays and uncertainties. Such licences and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, criminal liability, suspensions or revocation of permits and licences, and other penalties. There can be no assurance that DDMI, as the operator of the Diavik Diamond Mine, or the Company has been or will be at all times in compliance with all such laws and regulations and with their applicable licences and permits, or that DDMI or the Company will be able to obtain on a timely basis or maintain in the future all necessary licences and permits that may be required to explore and develop their properties, to commence construction or operation of mining facilities and projects under development, and to maintain continued operations.

Regulatory and Environmental Risks
The operations of the Company’s mineral properties are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Company’s mineral properties.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

The environmental agreements relating to the Diavik Diamond Mine and the Ekati Diamond Mine require that security be provided to cover estimated reclamation and remediation costs. On August 25, 2015, the Company reached an agreement with the operator of the Diavik Joint Venture whereby DDDLP was required to post its proportionate share of the security deposit used to secure the reclamation obligations for the Diavik Diamond Mine. The Company has provided letters of credit in the amount of CDN $60 million to the GNWT as security for the reclamation obligations for the Diavik Diamond Mine. For the Ekati Diamond Mine, the amount of financial security required under the Water Licence is currently set at CDN $259.7 million. This represents an increase of CDN $6.2 million from the CDN $253.5 million that was determined by the WLWB on June 17, 2013. In order to secure its obligation under the Water Licence, the Company has posted surety bonds with the GNWT in the aggregate amount of CDN $253.5 million and an irrevocable letter of credit (“ILOC”) in the aggregate amount of CDN $6.2 million. The Company also has provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

The reclamation and remediation plans for the Ekati Diamond Mine and the Diavik Diamond Mine, as well as the costs of such plans, are subject to periodic regulatory review, which could result in an increase to the amount of security required to be posted in connection with the operation of each of the Ekati Diamond Mine and the Diavik Diamond Mine. This could result in additional constraints on liquidity.

Climate Change
The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Estimates made at a given time may change significantly in the future when new information becomes available. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Company’s mineral properties may render the mining of ore reserves uneconomical. Any material changes in the quantity of mineral reserves or resources or the related grades may affect the economic viability of the Company’s mining operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

28

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable ore reserves. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Company’s mineral properties, personal injury or death, environmental damage to the Company’s mineral properties, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Company’s mineral properties and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs
The expected fuel needs for the Company’s mineral properties are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened winter road season or if there is unexpected high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Company’s mineral properties currently have no hedges for future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Company’s mineral properties is dependent upon the efforts of certain skilled employees. The loss of these employees or the inability to attract and retain additional skilled employees may adversely affect the level of diamond production.

The Company’s success in marketing rough diamonds is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

Labour Relations
The Company is party to a collective bargaining agreement at its Ekati Diamond Mine operation which was due to expire on August 31, 2014. The Company entered into negotiations on August 6, 2014, and on August 26, 2014 a Memorandum of Agreement was signed which suspended negotiations until the latter part of February 2015. During this period, all provisions in the current collective bargaining agreement continued. The Company participated in mediation with the union in January 2016, the result of which was a decision to resume negotiations. Accordingly, the Company and the union met on February 16, 2016 through February 18, 2016 to resume negotiations and again on April 26, 2016 through April 28, 2016. The result of the last set of negotiations was agreement by the union to have its members vote on the Company’s proposal. Voting is currently underway and is scheduled to continue through the end of May 2016. If the Company is ultimately unable to renew this agreement, or if the terms of any such renewal are materially adverse to the Company, then this could result in work stoppages and/or other labour disruptions, all of which could have a material adverse effect on the Company’s business, results from operations and financial condition.

Changes in Internal Controls over Financial Reporting
During the first quarter of fiscal 2017, there were no changes in the Company’s disclosure controls and procedures or internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of IFRS that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application, or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s financial performance or financial position.

The critical accounting estimates applied in the preparation of the Company’s unaudited interim condensed consolidated financial statements are consistent with those applied and disclosed in the Company’s MD&A for the year ended January 31, 2016.

Changes in Accounting Policies

(a)	Change in Accounting Policies

Effective February 1, 2016, the Company has early adopted the requirements of IFRS 9, Financial Instruments (2014) (“IFRS 9”). This standard replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), relating to the classification and measurement of financial assets and liabilities. IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9.

IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements.

IFRS 9 changes the requirements for hedge effectiveness and consequently for the application of hedge accounting. The IAS 39 effectiveness test is replaced with a requirement for an economic relationship between the hedged item and hedging instrument, and for the “hedged ratio” to be the same as that used by the entity for risk management purposes. Certain restrictions that prevented some hedging strategies and hedging instruments from qualifying for hedge accounting were also removed under IFRS 9. Generally, the mechanics of hedge accounting remain unchanged.

Cash and cash equivalents were previously designated at fair value through profit or loss under IAS 39. Upon adoption of IFRS 9, the Company has elected to classify cash and cash equivalents including restricted cash as measured at amortized cost using the effective interest rate method. There was no change to the classification of accounts receivable, trade and other payables, and loans and borrowings as a result of the adoption of IFRS 9. The accounting policy note 4(c), “Cash and cash equivalents” and 4(k), “Financial instruments” in the annual report were updated as a result of the adoption of IFRS 9 in the current interim period see changes below:

Note 4(c) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 90 days).

Note 4(k) Financial instruments

The Company’s financial instruments include cash and cash equivalents including restricted cash, accounts receivable, trade and other payables, and loans and borrowings.

Financial assets and liabilities are recognized when the Company becomes party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or are assigned and the Company has transferred substantially all risks and rewards of ownership in the asset. Financial liabilities are derecognized when the related obligation is discharged, cancelled or expires.

Classification of financial instruments in the Company’s financial statements depends on the purpose for which the financial instruments were acquired or incurred. The classification of financial instruments is determined at initial recognition.

Financial assets measured at amortized cost include cash and cash equivalents, restricted cash and accounts receivable. These amounts are initially recorded at fair value less any directly attributable transaction costs. Subsequently, these financial assets are measured at amortized cost using the effective interest rate method, less impairment allowance, if any.

Financial liabilities measured at amortized cost include trade and other payables and loans and borrowings. These amounts are initially recorded at fair value less any directly attributable transaction costs. Subsequently, these financial liabilities are measured at amortized cost using the effective interest rate method.

The accounting policy for financial instruments has been adopted retrospectively as a result of the early adoption of IFRS 9. The change did not result in a change in carrying value of any financial instruments on the effective date of February 1, 2016.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

(b)	New Accounting Standards Issued but Not Yet Effective

Standards issued but not yet effective up to the date of issuance of the consolidated financial statements are listed below. The listing is of standards and interpretations issued that the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning February 1, 2018. The extent of the impact of the adoption of IFRS 15 has not yet been determined.

IFRS 16 – LEASES
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a services contract on the basis of whether the customer controls the assets being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance-sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that have also adopted IFRS 15. The Company is currently evaluating the impact the standard is expected to have on its consolidated financial statements.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

CONSOLIDATED FINANCIAL RESULTS
The following is a summary of the Company’s consolidated quarterly results for the most recent eight quarters ended April 30, 2016.

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(quarterly results are unaudited)

									Three	Three
									months	months
									ended	ended
	2017	2016	2016	2016	2016	2015	2015	2015	April 30,	April 30,
	Q1	Q4	Q3 (iii)	Q2 (iii)	Q1 (iii)	Q4 (iii)	Q3 (iii)	Q2 (iii)	2016	2015 (iii)
Sales	$178,259	$178,145	$145,024	$209,676	$187,723	$240,582	$222,335	$277,314	$178,259	$187,723
Cost of sales	197,077	191,801	126,538	186,987	163,595	178,753	146,063	220,306	197,077	163,595
Gross margin	(18,818)	(13,656)	18,486	22,689	24,128	61,829	76,272	57,008	(18,818)	24,128
Gross margin (%)	(10.6)%	(7.7)%	12.7%	10.8%	12.9%	25.7%	34.3%	20.6%	(10.6)%	12.9%
Selling, general and administrative expenses	8,036	10,800	9,010	15,082	8,769	9,201	7,904	9,606	8,036	8,769
Operating profit	(26,854)	(24,456)	9,476	7,607	15,359	52,628	68,368	47,402	(26,854)	15,359
Finance expenses	(2,488)	(1,208)	(2,950)	(2,871)	(2,869)	(4,177)	(3,053)	(2,916)	(2,488)	(2,869)
Exploration costs	(3,581)	734	(576)	(1,935)	(5,249)	(2,110)	(7,359)	(6,846)	(3,581)	(5,249)
Finance and other income	371	(915)	984	(36)	123	419	782	933	371	123
Foreign exchange gain (loss)	(3,360)	(2,022)	268	(2,174)	1,157	2,523	1,868	815	(3,360)	1,157
Profit (loss) before income taxes	(35,912)	(27,867)	7,202	591	8,521	49,283	60,606	39,388	(35,912)	8,521
Current income tax expense	6,676	9,570	7,679	14,923	15,294	9,611	51,661	22,018	6,676	15,294
Deferred income tax expense (recovery)	(37,286)	326	(6,946)	4,562	(18,163)	37,490	(25,786)	(6,788)	(37,286)	(18,163)
Net profit (loss)	$(5,302)	$(37,763)	$6,469	$(18,894)	$11,390	$2,182	$34,731	$24,158	$(5,302)	$11,390
Net profit (loss) attributable to:
Shareholders	$(1,044)	$(34,927)	$7,170	$(18,167)	$11,968	$(2,155)	$26,518	$26,441	$(1,044)	$11,968
Non-controlling interest	(4,258)	(2,836)	(701)	(727)	(578)	4,337	8,213	(2,283)	(4,258)	(578)
Earnings (loss) per share attributable to shareholders
Basic	$(0.01)	$(0.41)	$0.08	$(0.21)	$0.14	$(0.03)	$0.31	$0.31	$(0.01)	$0.14
Diluted	$(0.01)	$(0.41)	$0.08	$(0.21)	$0.14	$(0.03)	$0.31	$0.31	$(0.01)	$0.14
Cash dividends declared per share	$0.20	$0.00	$0.20	$0.00	$0.40	$0.00	$0.00	$0.00	$0.20	$0.40
Total assets(i)	$2,179	$2,165	$2,216	$2,193	$2,312	$2,346	$2,350	$2,329	$2,179	$2,312
Total long-term liabilities(i)	$590	$581	$602	$613	$642	$646	$659	$639	$590	$642
Adjusted EBITDA(ii)	$54,293	$49,029	$49,071	$60,353	$60,819	$95,635	$115,379	$109,632	$54,293	$60,819
(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.
(ii)	The term “Adjusted EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.
(iii)

Figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the condensed consolidated interim financial statements for the three months ended April 30, 2016 and the consolidated financial statements for the year ended January 31, 2016.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

Ekati Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Ekati Diamond Mine.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

															Three	Three
															months	months
															ended	ended
	2017	2016	2016		2016		2016		2015		2015		2015		April 30,	April 30,
	Q1	Q4	Q3	(iii)	Q2	(iii)	Q1	(iii)	Q4	(ii)	Q3	(ii)	Q2	(ii)	2016	2015	(iii)
Sales
Europe	$99,203	$104,760	$81,860		$135,282		$123,122		$155,696		$137,769		$160,667		$99,203	$123,122
India	5,928	6,879	6,305		2,390		4,251		3,423		4,163		9,614		5,928	4,251
Total sales	105,131	111,639	88,165		137,672		127,373		159,119		141,932		170,281		105,131	127,373
Cost of sales	136,973	135,933	88,896		133,590		113,985		116,622		93,558		141,584		136,973	113,985
Gross margin	(31,842)	(24,294)	(731)		4,082		13,388		42,497		48,374		28,697		(31,842)	13,388
Gross margin (%)	(30.3% )	(21.8% )	(0.8%	)	3.0%		10.5%		26.7%		34.1%		16.9%		(30.3% )	10.5%
Selling, general and administrative expenses	778	1,335	1,727		1,624		1,370		617		557		941		778	1,370
Operating profit (loss)	$(32,620)	$(25,629)	$(2,458)		$2,458		$12,018		$41,880		$47,817		$27,756		$(32,620)	$12,018
Adjusted EBITDA(i)	25,937	28,952	22,528		36,906		40,671		62,488		74,312		62,289		25,937	40,671
Capital expenditures	$122,483	$59,955	$48,715		$32,865		$54,994		$28,576		$26,951		$41,981		$122,483	$54,994
(i)	The term “Adjusted EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.
(ii)

Figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the condensed consolidated interim financial statements for the three months ended April 30, 2016 and the consolidated financial statements for the year ended January 31, 2016.

Diavik Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Diavik Diamond Mine.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

															Three	Three
															months	months
															ended	ended
	2017	2016	2016		2016		2016		2015		2015		2015		April 30,	April 30,
	Q1	Q4	Q3	(iii)	Q2	(iii)	Q1	(iii)	Q4	(ii)	Q3	(ii)	Q2	(ii)	2016	2015	(iii)
Sales
Europe	$68,695	$61,629	$52,119		$70,099		$57,223		$78,049		$74,310		$94,858		$68,695	$57,223
India	4,433	4,877	4,740		1,905		3,127		3,413		6,094		12,175		4,433	3,127
Total sales	73,128	66,506	56,859		72,004		60,350		81,462		80,404		107,033		73,128	60,350
Cost of sales	60,104	55,867	37,642		53,398		49,610		62,130		52,506		78,722		60,104	49,610
Gross margin	13,024	10,639	19,217		18,606		10,740		19,332		27,898		28,311		13,024	10,740
Gross margin (%)	17.8%	16.0%	33.8%		25.8%		17.8%		23.7%		34.7%		26.5%		17.8%	17.8%
Selling, general and administrative expenses	909	589	594		977		960		1,247		851		1,067		909	960
Operating profit	$12,115	$10,050	$18,623		$17,629		$9,780		$18,085		$27,047		$27,244		$12,115	$9,780
Adjusted EBITDA(i)	34,512	28,693	32,889		35,739		26,431		40,172		47,270		54,650		34,512	26,431
Capital expenditures	$26,329	$14,243	$9,445		$7,470		$12,232		$6,339		$4,601		$3,750		$26,329	$12,232
(i)	The term “Adjusted EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.
(ii)

Figures have been restated as a result of retrospective application of a voluntary change in accounting policy related to asset retirement obligations (“ARO”). For further details, refer to note 3 of the condensed consolidated interim financial statements for the three months ended April 30, 2016 and the consolidated financial statements for the year ended January 31, 2016.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

Corporate
The Corporate segment captures costs not specifically related to the operations of the Diavik and Ekati Diamond Mines.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

									Three	Three
									months	months
									ended	ended
	2017	2016	2016	2016	2016	2015	2015	2015	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2016	2015
Sales	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Cost of sales	–	–	–	–	–	–	–	–	–	–
Gross margin	–	–	–	–	–	–	–	–	–	–
Gross margin (%)	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%
Selling, general and administrative expenses	6,349	8,876	6,689	12,481	6,439	7,336	6,496	7,598	6,349	6,439
Operating loss	$(6,349)	$(8,876)	$(6,689)	$(12,481)	$(6,439)	$(7,336)	$(6,496)	$(7,598)	$(6,349)	$(6,439)
EBITDA(i)	(6,156)	(8,615)	(6,348)	(12,293)	(6,285)	(7,025)	(6,203)	(7,307)	(6,156)	(6,285)
Capital expenditures	$–	$1,321	$131	$112	$780	$–	$19	$28	$–	$780
(ii)	The term “EBITDA” does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

Outstanding Share Information

As at June 8, 2016
Authorized	Unlimited
Issued and outstanding shares	85,335,979
Options and Restricted Share Units outstanding	2,976,722
Fully diluted	88,312,701

Additional Information
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at www.ddcorp.ca.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

Condensed Consolidated Interim Balance Sheets

(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	April 30, 2016	January 31, 2016
ASSETS
Current assets
Cash and cash equivalents (note 5)	$226,454	$320,038
Accounts receivable	13,442	11,528
Inventory and supplies (note 6)	408,783	416,146
Other current assets	30,403	21,584
Assets held for sale (note 8)	19,335	–
	698,417	769,296
Property, plant and equipment	1,379,776	1,305,143
Restricted cash (note 5)	70,668	63,312
Other non-current assets	21,333	22,752
Deferred income tax assets	8,529	4,327
Total assets	$2,178,723	$2,164,830

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$158,165	$114,589
Dividends payable	17,067	–
Employee benefit plans	1,138	3,142
Income taxes payable	16,334	51,195
Current portion of loans and borrowings	21,111	21,849
Liabilities associated with assets held for sale (note 8)	4,589	–
	218,404	190,775
Loans and borrowings	10,556	11,922
Deferred income tax liabilities	176,723	209,826
Employee benefit plans	17,876	14,319
Provisions	385,284	344,658
Total liabilities	808,843	771,500
Equity
Share capital	509,633	509,506
Contributed surplus	29,837	29,020
Retained earnings	733,919	752,028
Accumulated other comprehensive loss	(8,068)	(10,027)
Total shareholders’ equity	1,265,321	1,280,527
Non-controlling interest	104,559	112,803
Total equity	1,369,880	1,393,330
Total liabilities and equity	$2,178,723	$2,164,830

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

Condensed Consolidated Interim Statements of (Loss) Income

(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT SHARES AND PER SHARE AMOUNTS)

		Three months
	Three months	ended
	ended	April 30, 2015
	April 30, 2016	(Restated – note 3)
Sales	$178,259	$187,723
Cost of sales	197,077	163,595
Gross margin	(18,818)	24,128
Selling, general and administrative expenses	8,036	8,769
Operating profit	(26,854)	15,359

Finance expenses	(2,488)	(2,869)
Exploration costs	(3,581)	(5,249)
Finance and other income	371	123
Foreign exchange (loss) gain	(3,360)	1,157
Profit (loss) before income taxes	(35,912)	8,521
Current income tax expense	6,676	15,294
Deferred income tax recovery	(37,286)	(18,163)
Net (loss) income	$(5,302)	$11,390
Net (loss) income attributable to
Shareholders	$(1,044)	$11,965
Non-controlling interest	(4,258)	(575)
(Loss) earnings per share
Basic	$(0.01)	$0.14
Diluted	(0.01)	0.14
Basic weighted average number of shares outstanding	85,310,368	85,193,013

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

		Three months
	Three months	ended
	ended	April 30, 2015
	April 30, 2016	(Restated – note 3)
Net (loss) income	$(5,302)	$11,390
Other comprehensive loss
Items that may be reclassified to profit (loss)
Net gain on translation of foreign operations (net of tax of $nil)	1,959	885
Total comprehensive (loss) income	$(3,343)	$12,275
Comprehensive (loss) income attributable to
Shareholders	$915	$12,850
Non-controlling interest	(4,258)	(575)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

Condensed Consolidated Interim Statements of Changes in Equity

(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

		Three months
	Three months	ended
	ended	April 30, 2015
	April 30, 2016	(Restated – note 3)
Common shares:
Balance at beginning of period	$509,506	$508,573
Issued during the period	127	302
Balance at end of period	509,633	508,875
Contributed surplus:
Balance at beginning of period	29,020	25,855
Stock-based compensation expense	817	2,030
Exercise of stock options	–	(84)
Balance at end of period	29,837	27,801
Retained earnings:
Balance at beginning of period	752,028	837,117
Net (loss) income attributable to common shareholders	(1,044)	11,965
Dividends (note 12)	(17,065)	(34,083)
Balance at end of period	733,919	814,999
Accumulated other comprehensive loss:
Balance at beginning of period	(10,027)	(6,957)
Items that may be reclassified to profit (loss)
Net gain on translation of net foreign operations (net of tax of $nil)	1,959	885
Balance at end of period	(8,068)	(6,072)
Non-controlling interest:
Balance at beginning of period	112,803	114,781
Net (loss) income attributed to non-controlling interest	(4,258)	(575)
Contributions made by minority partners	–	4,577
Distributions to minority partners	(3,986)	(524)
Balance at end of period	104,559	118,259
Total equity	$1,369,880	$1,463,862

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

Condensed Consolidated Interim Statements of Cash Flows

(UNAUDITED) (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

		Three months
	Three months	ended
	ended	April 30, 2015
	April 30, 2016	(Restated – note 3)
Cash provided by (used in)
OPERATING
Net (loss) income	$(5,302)	$11,390
Depreciation and amortization	58,444	46,655
Deferred income tax recovery	(37,286)	(18,163)
Current income tax expense	6,676	15,293
Finance expenses	2,488	2,869
Stock-based compensation	817	2,030
Other non-cash items	3,530	2,659
Unrealized foreign exchange gain	9,340	(1,139)
Gain on disposition of assets	235	(34)
Impairment losses on inventory	19,603	–
Change in non-cash operating working capital, excluding taxes and finance expenses	6,795	(6,399)
Cash provided from operating activities	65,340	55,161
Interest paid	(94)	(1,157)
Income and mining taxes paid	(47,285)	(83,289)
Net cash from operating activities	17,961	(29,285)
FINANCING
Repayment of interest-bearing loans and borrowings	(185)	(184)
Transaction costs relating to financing activities	–	(3,182)
Distributions to and contributions from minority partners, net	(3,986)	4,577
Issue of common shares, net of issue costs	127	218
Cash (used in) provided by financing activities	(4,044)	1,429
INVESTING
(Increase) decrease in restricted cash	–	(2,619)
Net proceeds from pre-production sales	3,741	250
Purchase of property, plant and equipment	(111,656)	–
Net proceeds from sale of property, plant and equipment	–	(64,527)
Other non-current assets	1,436	–
Cash used in investing activities	(106,479)	(66,896)
Foreign exchange effect on cash balances	(1,022)	4,510
(Decrease) increase in cash and cash equivalents	(93,584)	(90,242)
Cash and cash equivalents, beginning of period	320,038	457,934
Cash and cash equivalents, end of period	$226,454	$367,692
Change in non-cash operating working capital, excluding taxes and finance expenses
Accounts receivable	(465)	6,050
Inventory and supplies	(12,240)	(16,425)
Other current assets	(8,776)	(5,097)
Trade and other payables	30,215	11,412
Employee benefit plans	(1,939)	(2,339)
	$6,795	$(6,399)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

APRIL 30, 2016 WITH COMPARATIVE FIGURES
(UNAUDITED) (TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

Note 1:
Nature of Operations

Dominion Diamond Corporation (the “Company”) is focused on the mining and marketing of rough diamonds to the global market.

The Company is incorporated and domiciled in Canada and its shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “DDC”. The address of its registered office is Toronto, Ontario.

The Company has ownership interests in the Diavik and the Ekati group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%), where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and DDDLP is a wholly owned subsidiary of Dominion Diamond Corporation. The Company records its interest in the assets, liabilities and expenses of the Diavik Joint Venture in its consolidated financial statements with a one-month lag. The accounting policies described below include those of the Diavik Joint Venture.

As of April 30, 2016, the Ekati Diamond Mine consists of the Core Zone, which includes the current operating mines and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. Subsequent to the acquisition, the Company owns an 88.9% interest in the Core Zone and a 65.3% interest in the Buffer Zone. The Company controls and consolidates the Ekati Diamond Mine; the interests of minority shareholders are presented as non-controlling interests within the consolidated financial statements.

In January 2016, the management committee of the Buffer Zone approved a program and budget for the Buffer Zone for fiscal year 2017. In March 2016, Archon Minerals Limited (“Archon”) provided notice to DDEC, the operator of the Buffer Zone, of its objection to certain elements of the fiscal 2017 program and budget, and indicated that it was prepared to contribute only to certain portions of the program and budget. Accordingly, the Company has elected to fund all of the cash calls for those elements of the fiscal 2017 program and budget that will not be funded by Archon, and Archon’s participating interest in the Buffer Zone has been diluted.

Note 2:
Basis of Preparation

(a)	Statement of compliance

These unaudited condensed consolidated interim financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). The accounting policies applied in these unaudited interim financial statements are consistent with those used in the annual audited consolidated financial statements for the year ended January 31, 2016 except for changes indicated in note 4(a) which are a result of the adoption of IFRS 9.

These interim financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements and, accordingly, should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended January 31, 2016 prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”).

(b)	Currency of presentation

These interim financial statements are expressed in United States dollars, which is the functional currency of the Company. All financial information presented in United States dollars has been rounded to the nearest thousand.

(c)	Use of estimates, judgments and assumptions

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements, as well as the reported amounts of sales and expenses during the period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

Note 3:
Change in Accounting Policy and Retrospective Restatement

The condensed consolidated interim financial statements reflect the retrospective application of a voluntary change in accounting policy adopted at the end of fiscal 2016 to treat, in the Condensed Consolidated Interim Balance Sheet and Condensed Consolidated Interim Statement of (Loss) Income, the asset retirement obligation (“ARO”) as a monetary liability that is revalued using period-end exchange rates, instead of being treated as a non-monetary liability recorded at historical exchange rates, as previously reported. The change in accounting policy has been adopted in accordance with IAS 8, as IAS 37 provides a policy choice to treat an ARO liability as a monetary or non-monetary liability. The Company considers this revised treatment of ARO liability as the most useful to financial statement users and, consequently, the revised treatment results in more reliable and relevant information.

a)	The following table outlines the effect of this accounting policy change on the condensed consolidated interim statement of (loss) income for the three months ended April 30, 2015.

For the three months ended April 30, 2015	Prior to restatement	Restatement impact	April 30, 2015
Cost of sales	$164,792	$(1,197)	$163,595
Finance expenses	(3,530)	661	(2,869)
Deferred income tax recovery	(15,778)	(2,385)	(18,163)
Net income	7,148	4,242	11,390

Net income attributable to:
Shareholders	7,744	4,221	11,965
Non-controlling interest	(596)	21	(575)
Basic earnings per share	0.09	0.05	0.14

b)	The following table outlines the effect of this accounting policy change on the condensed consolidated interim statement of changes in equity for the three months ended April 30, 2015.

For the three months ended April 30, 2015	Prior to restatement	Restatement impact	April 30, 2015
Retained earnings at beginning of period	$836,201	$916	$837,117
Net income attributable to common shareholders	7,744	4,221	11,965
Retained earnings at the end of period	809,862	5,137	814,999

Non-controlling interest at beginning of period	114,236	545	114,781
Net loss attributable to non-controlling interest	(596)	21	(575)
Non-controlling interest at end of period	117,693	566	118,259

c)	The following table outlines the effect of this accounting policy change on the condensed consolidated interim statement of cash flow for the three months ended April 30, 2015.

For the three months ended April 30, 2015	Prior to restatement	Restatement impact	April 30, 2015
Net income for the period	$7,148	$4,242	$11,390
Deferred income tax recovery	(15,778)	(2,385)	(18,163)
Finance expenses	3,530	(661)	2,869
Change in non-cash operating working capital	(5,203)	(1,196)	(6,399)
Net change in operating activities	(29,285)	–	(29,285)

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

Note 4:
Significant Accounting Policies

(a)	New accounting standards adopted during the period

Effective February 1, 2016, the Company has early adopted the requirements of IFRS 9, Financial Instruments (2014) (“IFRS 9”). This standard replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), relating to the classification and measurement of financial assets. Under IFRS 9, a financial asset is classified based on how an entity manages its financial assets and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9.

IFRS 9 introduced a single expected credit loss impairment model, which is based on changes in credit quality since initial recognition. The adoption of the expected credit loss impairment model did not have a significant impact on the Company’s financial statements.

IFRS 9 changes the requirements for hedge effectiveness and consequently for the application of hedge accounting. The IAS 39 effectiveness test is replaced with a requirement for an economic relationship between the hedged item and hedging instrument, and for the ‘‘hedged ratio” to be the same as that used by the entity for risk management purposes. Certain restrictions that prevented some hedging strategies and hedging instruments from qualifying for hedge accounting were also removed under IFRS 9. Generally, the mechanics of hedge accounting remain unchanged.

Cash and cash equivalents were previously designated at fair value through profit or loss under IAS 39. Upon adoption of IFRS 9, the Company has classified cash and cash equivalents including restricted cash as measured at amortized cost using the effective interest rate method. There was no change to the classification of accounts receivable, trade and other payables, and loans and borrowings as a result of the adoption of IFRS 9. The accounting policy note 4(c), “Cash and cash equivalents” and 4(k), “Financial instruments” in the annual report were updated as a result of the adoption of IFRS 9 in the current interim period see changes below:

Note 4(c) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 90 days).

Note 4(k) Financial instruments

The Company’s financial instruments include cash and cash equivalents including restricted cash, accounts receivable, trade and other payables, and loans and borrowings.

Financial assets and liabilities are recognized when the Company becomes party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or are assigned and the Company has transferred substantially all risks and rewards of ownership in the asset. Financial liabilities are derecognized when the related obligation is discharged, cancelled or expires.

Classification of financial instruments in the Company’s financial statements depends on the purpose for which the financial instruments were acquired or incurred. The classification of financial instruments is determined at initial recognition.

Financial assets measured at amortized cost include cash and cash equivalents, restricted cash and accounts receivable. These amounts are initially recorded at fair value less any directly attributable transaction costs. Subsequently, these financial assets are measured at amortized cost using the effective interest rate method, less impairment allowance, if any.

Financial liabilities measured at amortized cost include trade and other payables and loans and borrowings. These amounts are initially recorded at fair value less any directly attributable transaction costs. Subsequently, these financial liabilities are measured at amortized cost using the effective interest rate method.

The accounting policy for financial instruments has been adopted retrospectively as a result of the early adoption of IFRS 9. The change did not result in a change in carrying value of any financial instruments on the effective date of February 1, 2016.

(b)	Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the consolidated financial statements are listed below. The listing is of standards and interpretations issued that the Company reasonably expects to be applicable at a future date.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning February 1, 2018. The extent of the impact of the adoption of IFRS 15 has not yet been determined.

IFRS 16 – LEASES
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which replaces IAS 17, Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a services contract on the basis of whether the customer controls the assets being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance-sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that have also adopted IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Note 5:
Cash and Cash Equivalents and Restricted Cash

	April 30, 2016	January 31, 2016
Cash and cash equivalents	$226,454	$320,038
Restricted cash	70,668	63,312
Total cash resources	$297,122	$383,350

Note 6:
Inventory and Supplies

	April 30, 2016	January 31, 2016
Stockpile ore	$15,109	$7,030
Rough diamonds – work in progress	28,339	119,165
Rough diamonds – finished goods (available for sale)	143,758	94,631
Supplies inventory	221,577	195,320
Total inventory and supplies	$408,783	$416,146

Total supplies inventory are net of a write-down for obsolescence of $9.1 million at April 30, 2016 ($7.5 million at January 31, 2016). For the period ended April 30, 2016, the cost of inventories recognized as an expense and included in cost of sales was $176.0 million (April 30, 2015 – $162.4 million).

Cost of sales for the period ended April 30, 2016 includes a $19.6 million (April 30, 2015 – $nil) write-down in the Ekati segment to bring available-for-sale inventories to their net realizable value.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

Note 7:
Diavik Joint Venture and Ekati Diamond Mine
DIAVIK JOINT VENTURE
The following represents DDDLP’s 40% interest in the net assets and operations of the Diavik Joint Venture as at March 31, 2016 and December 31, 2015:

	March 31, 2016	December 31, 2015
Current assets	$101,044	$89,433
Non-current assets	518,604	513,413
Current liabilities	(51,291)	(35,153)
Non-current liabilities and participant’s account	(568,357)	(567,693)

	Three months	Three months
	ended	ended
	March 31, 2016	March 31, 2015
Expenses net of interest income(i)	$45,296	$47,406
Cash flows used in operating activities(i)	(18,672)	(37,061)
Cash flows provided by financing activities	36,703	49,629
Cash flows used in investing activities	(18,235)	(12,150)

(i)	The Diavik Joint Venture earns interest income only as diamond production is distributed to participants.

DDDLP is contingently liable for DDMI’s portion of the liabilities of the Diavik Joint Venture, and to the extent DDDLP’s participating interest could increase because of the failure of DDMI to make a cash contribution when required, DDDLP would have access to an increased portion of the assets of the Diavik Joint Venture to settle these liabilities. Additional information on commitments and guarantees related to the Diavik Joint Venture is found in note 10.

EKATI DIAMOND MINE
The following represents a 100% interest in the net assets and operations of the Ekati Diamond Mine as at April 30, 2016 and January 31, 2016:

	April 30, 2016	January 31, 2016
Current assets	$347,612	$384,099
Non-current assets	833,653	666,931
Current liabilities	(231,636)	(159,742)
Non-current liabilities and participant’s account	(949,629)	(891,288)

	Three months	Three months
	ended	ended
	April 30, 2016	April 30, 2015
Revenue	$118,623	$176,521
Expenses	(179,232)	(170,240)
Net income (loss)	(60,609)	6,281
Cash flows provided by operating activities	97,724	93,431
Cash flows (used in) financing activities	(35,874)	13,192
Cash flows (used in) investing activities	(92,396)	(55,994)

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

Note 8:
Assets Held for Sale

During the first quarter of fiscal 2017, the Company formalized its decision to divest a non-core asset, which is owned by 6019838 Canada Inc., a wholly owned subsidiary of the Company. The following table represents the related assets held for sale and the liabilities associated with assets held for sale as at April 30, 2016:

April 30, 2016
Assets
Property, plant and equipment	$19,335
Total assets held for sale	$19,335
Liabilities
Trade and other payables	$2,440
Current portion of loans and borrowings	840
Loans and borrowings	1,309
Total liabilities associated with assets held for sale	$4,589

Note 9:
Related Party Disclosure

There were no material related party transactions in the three-month periods ended April 30, 2016 and April 30, 2015 other than compensation of key management personnel.

Operational information

The Company had the following investments in significant subsidiaries at April 30, 2016:

Name of company	Effective interest	Jurisdiction of formation
Dominion Diamond Holdings Ltd.	100%	Northwest Territories
Dominion Diamond Diavik Limited Partnership	100%	Northwest Territories
Dominion Diamond (India) Private Limited	100%	India
Dominion Diamond International N.V.	100%	Belgium
Dominion Diamond Marketing Corporation	100%	Canada
Dominion Diamond (UK) Limited	100%	England
6019838 Canada Inc.	100%	Canada
Dominion Diamond Ekati Corporation	100%	Canada
Dominion Diamond Marketing N.V.	100%	Belgium

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

Note 10:
Commitments and Guarantees

CONTRACTUAL OBLIGATIONS

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Loans and borrowings (a)	$34,590	$22,634	$11,956	$–	$–
Environmental and participation agreements incremental commitments (b)(c)	40,522	4,765	11,652	7,190	16,915
Operating lease obligations (d)	21,720	9,032	6,775	5,913	–
Capital commitments (e)	36,061	36,061	–	–	–
Other	598	598	–	–	–
Total contractual obligations	$133,491	$73,090	$30,383	$13,103	$16,915

(a)	Promissory note

The Company issued a promissory note on October 15, 2014 in the amount of $42.2 million in connection with its acquisition of an additional 8.889% interest in the Core Zone at the Ekati Diamond Mine. The promissory note is payable in instalments over 31 months and the Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. On April 30, 2016, $32.2 million, which represents the principal amount of the note plus accrued interest, was outstanding.

(b)	Environmental agreements

Through negotiations of environmental and other agreements, both the Diavik Joint Venture and the Ekati Diamond Mine must provide funding for the Environmental Monitoring Advisory Board and the Independent Environmental Monitoring Agency, respectively. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the mines must provide security for the performance of their reclamation and abandonment obligations under environmental laws and regulations.

The Company posted surety bonds with the Government of the Northwest Territories (“GNWT”) in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. The Company provided letters of credit, secured by restricted cash, in the amount of CDN $60 million and CDN $29 million to the GNWT as security for the reclamation obligations for the Diavik Diamond Mine and Ekati Diamond Mine, respectively. The Company has also provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

(c)	Participation agreements

Both the Diavik Joint Venture and the Ekati Diamond Mine have signed participation agreements with various Aboriginal communities. These agreements are expected to contribute to the social, economic and cultural well-being of these communities. The Diavik participation agreements are for an initial term of 12 years and shall be automatically renewed on terms to be agreed upon for successive periods of six years thereafter until termination. The Diavik participation agreements terminate in the event that the Diavik Diamond Mine permanently ceases to operate. The Ekati Diamond Mine participation agreements are in place during the life of the Ekati Diamond Mine and the agreements terminate in the event the mine ceases to operate.

(d)	Operating lease obligations

The Company has entered into non-cancellable operating leases for the rental of fuel tanks and office premises for the Ekati Diamond Mine, which expire at various dates through 2021. The leases have varying terms, escalation clauses and renewal rights. Any renewal terms are at the option of the lessee at lease payments based on market prices at the time of renewal. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

(e)	Capital commitments

The Company has various long-term contractual commitments related to the acquisition of property, plant and equipment. The commitments included in the table above are based on contract prices.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

Note 11:
Financial Instruments

The Company has various financial instruments comprising cash and cash equivalents, restricted cash, accounts receivable, trade and other payables, and loans and borrowings.

The fair value of cash and cash equivalents and restricted cash approximates its carrying value. The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset. The Company’s loans and borrowings are for the most part fully secured, hence the fair values of these instruments at April 30, 2016 and January 31, 2016 are considered to approximate their carrying values.

The carrying values and estimated fair values of these financial instruments are as follows:

		April 30, 2016		January 31, 2016
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
Financial assets
Cash and cash equivalents, including restricted cash	$297,122	$297,122	$383,350	$383,350
Accounts receivable	13,442	13,442	11,528	11,528
	$310,564	$310,564	$394,878	$394,878
Financial liabilities
Trade and other payables	$175,232	$175,232	$114,589	$114,589
Loans and borrowings	31,667	31,667	33,771	33,771
	$206,899	$206,899	$148,360	$148,360

The Company has available a $210 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The facility has a four-year term expiring on April 7, 2019, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by the Company under the credit facility are to be used for general corporate purposes. Accommodations under this credit facility may be made to the Company, at the Company’s option, by way of an advance or letter of credit, and the interest payable will vary in accordance with a pricing grid ranging between 2.5% and 3.5% above LIBOR. The Company is in compliance with the financial covenants associated with the facility. As at April 30, 2016, no amounts were drawn under the credit facility.

Note 12:
Dividends

On April 13, 2016, the Company’s Board of Directors declared a dividend of $0.20 per share, which was the final dividend for fiscal 2016, and was payable to shareholders of record at the close of business on May 17, 2016, and paid on June 2, 2016. This dividend was an eligible dividend for Canadian income tax purposes.

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

Note 13:
Segmented Information

The reportable segments are those operations whose operating results are reviewed by the Chief Operating Decision Makers to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses, or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments.

In order to determine reportable segments, management reviewed various factors, including geographical locations and managerial structure. Management determined that the Company operates in three segments within the diamond industry – Diavik Diamond Mine, Ekati Diamond Mine, and Corporate – for the three months ended April 30, 2016 and 2015.

The Diavik segment consists of the Company’s 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds. The Ekati segment consists of the Company’s ownership interest in the Ekati group of mineral claims and the sale of rough diamonds. The Corporate segment captures all costs not specifically related to the operations of the Diavik and Ekati Diamond Mines.

For the three months ended April 30, 2016	Diavik	Ekati	Corporate	Total
Sales
Europe	$68,695	$99,203	$–	$167,898
India	4,433	5,928	–	10,361
Total sales	73,128	105,131	–	178,259
Cost of sales
Depreciation and amortization	22,289	38,772	–	61,061
Inventory impairment	–	19,603	–	19,603
All other costs	37,815	78,598	–	116,413
Total cost of sales	60,104	136,973	–	197,077
Gross margin	13,024	(31,842)	–	(18,818)
Gross margin (%)	17.8%	-30.3%	–%	-10.6%
Selling, general and administrative expenses
Selling and related expenses	909	778	–	1,687
Administrative expenses	–	–	6,349	6,349
Total selling, general and administrative expenses	909	778	6,349	8,036
Operating profit (loss)	12,115	(32,620)	(6,349)	(26,854)
Finance expenses	(1,079)	(1,409)	–	(2,488)
Exploration costs	9	(3,590)	–	(3,581)
Finance and other income	21	350	–	371
Foreign exchange gain (loss)	14,188	(17,548)	–	(3,360)
Segment profit (loss) before income taxes	$25,254	$(54,817)	$(6,349)	$(35,912)
Segmented assets as at April 30, 2016
Canada	$709,703	$1,264,274	$90,679	$2,064,656
Other foreign countries	72,567	41,500	–	114,067
	$782,270	$1,305,774	$90,679	$2,178,723
Capital expenditures	$(26,329)	$(122,483)	$–	$(148,812)
Inventory	120,137	288,646	–	408,783
Total liabilities	283,379	513,644	11,820	808,843
Other significant non-cash items:
Deferred income tax recovery	(12,487)	(24,799)	–	(37,286)

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT

For the three months ended April 30, 2015	Diavik	Ekati	Corporate	Total
Sales
Europe	$57,223	$123,122	$–	$180,345
India	3,127	4,251	–	7,378
Total sales	60,350	127,373	–	187,723
Cost of sales
Depreciation and amortization	16,526	28,436	–	44,962
All other costs	33,084	85,549	–	118,633
Total cost of sales	49,610	113,985	–	163,595
Gross margin	10,740	13,388	–	24,128
Gross margin (%)	17.8%	10.5%	%	12.9%
Selling, general and administrative expenses
Selling and related expenses	960	1,370	–	2,330
Administrative expenses	–	–	6,439	6,439
Total selling, general and administrative expenses	960	1,370	6,439	8,769
Operating profit (loss)	9,780	12,018	(6,439)	15,359
Finance expenses	(576)	(2,293)	–	(2,869)
Exploration costs	(50)	(5,199)	–	(5,249)
Finance and other income	(47)	170	–	123
Foreign exchange gain (loss)	4,658	(3,501)	–	1,157
Segment profit (loss) before income taxes	$13,765	$1,195	$(6,439)	$8,521
Segmented assets as at April 30, 2015
Canada	$848,222	$1,314,697	$22,463	$2,185,382
Other foreign countries	61,160	65,894	–	127,054
	$909,382	$1,380,591	$22,463	$2,312,436
Capital expenditures	$(12,231)	$(54,994)	$(780)	$(68,005)
Inventory	126,562	358,398	–	484,960
Total liabilities	50,391	786,732	11,589	848,712
Other significant non-cash items:
Deferred income tax recovery	(15,743)	(2,420)	–	(18,163)

DOMINION DIAMOND CORPORATION
2017 FIRST QUARTER REPORT